Exhibit 99.2

NetEase, Inc.

NetEase Building, No. 599 Wangshang Road

Binjiang District, Hangzhou, 310052

People’s Republic of China

THE 2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 15, 2023

PROXY STATEMENT

General

The board of directors of NetEase, Inc. (the “Company” or “we”) (the “Board”) is soliciting proxies for use at the 2023 Annual General Meeting of Shareholders to be held on June 15, 2023 at 10:00 a.m., Beijing time, or at any adjournment or postponement thereof. The 2023 Annual General Meeting of Shareholders will be held at our offices located at No. 399 Wangshang Road, Binjiang District, Hangzhou, Zhejiang Province, People’s Republic of China, 310052.

We intend to hold the 2023 Annual General Meeting of Shareholders in person at the time and location specified above. In the event that it is not possible or advisable to hold the 2023 Annual General Meeting of Shareholders at the time or the location specified above, we will announce on our website (http://ir.netease.com), the website of the U.S. Securities and Exchange Commission (www.sec.gov) and the website of Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk) alternative arrangements for the meeting as promptly as practicable. Please monitor our website, and the websites of the U.S. Securities and Exchange Commission and Hong Kong Exchanges and Clearing Limited for updated information. If you are planning to attend the 2023 Annual General Meeting of Shareholders, please check the websites one week prior to the meeting date. As always, we encourage you to vote your shares by proxy (for holders of ordinary shares) or voting instruction (for holders of ADSs) prior to the 2023 Annual General Meeting of Shareholders.

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This proxy statement is available to shareholders beginning on April 28, 2023, and the voting instruction card is being mailed to holders of our American depositary shares, known as ADSs, on or about May 26, 2023.

Record Date and Share Ownership

Holders of record of our ordinary shares as of the close of business, Hong Kong time, on May 16, 2023 are entitled to vote and attend the 2023 Annual General Meeting of Shareholders and any adjournment or postponement thereof. In order to be eligible to vote at and attend the 2023 Annual General Meeting of Shareholders, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with our branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited by 4:30 p.m., Hong Kong time, on May 16, 2023.

Holders of record of ADSs as of the close of business, New York time, on May 16, 2023 are entitled to execute and submit voting instructions to The Bank of New York Mellon, as depositary. Please be aware that, because of the time difference between Hong Kong and New York, if a holder of ADSs cancels his or her ADSs in exchange for ordinary shares on May 16, 2023, New York time, such holder of ADSs will not be able to instruct The Bank of New York Mellon, as depositary of the ADSs, as to how to vote the ordinary shares represented by the cancelled ADSs as described above, and will also not be a holder of those ordinary shares as of the record date applicable to holders of ordinary shares for the purpose of determining the eligibility to vote at and attend the 2023 Annual General Meeting of Shareholders.

Quorum

The presence of one or more shareholders holding shares which carry, in aggregate, not less than one-third of the votes attaching to all issued and outstanding shares and entitled to vote, will constitute a quorum for the transaction of business at the 2023 Annual General Meeting of Shareholders.

Voting and Solicitation

Each ordinary share issued and outstanding as of the close of business, Hong Kong time, on May 16, 2023 is entitled to one vote. Voting by holders of ordinary shares at the 2023 Annual General Meeting of Shareholders will be by a show of hands unless the chairman of the meeting or any shareholder present, in person or by proxy, demands that a poll be taken.

The solicitation materials are available on the Company’s website (http://ir.netease.com), on the website of the U.S. Securities and Exchange Commission (www.sec.gov) and on the website of Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk).

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Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the 2023 Annual General Meeting of Shareholders in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the shares will be voted in the proxy holder’s discretion. Abstentions by holders of ordinary shares are included in the determination of the number of shares present and voting but are not counted as votes for or against a proposal.

Holders of record of ordinary shares registered on our branch register of members in Hong Kong (“Hong Kong register”) as of the close of business, Hong Kong time, on May 16, 2023 may either (1) attend the 2023 Annual General Meeting of Shareholders in person to vote or (2) return a properly dated and executed proxy card by mail or by hand to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, which should be received by no later than 10:00 a.m., Hong Kong time, on June 13, 2023.

Holders of record of ordinary shares registered on our principal register of members in the Cayman Islands (“Cayman register”) as of the close of business, New York time, on May 16, 2023 may either (1) attend the 2023 Annual General Meeting of Shareholders in person to vote or (2) return a properly dated and executed proxy card by e-mail to ir@service.netease.com, by no later than 10:00 a.m., Hong Kong time, on June 13, 2023.

Holders of record of ordinary shares registered on our Hong Kong register or Cayman register wishing to attend the 2023 Annual General Meeting of Shareholders in person to vote must present valid proof of identification.

Those who hold ordinary shares indirectly through a brokerage firm, bank or other financial institution must return a voting instruction form to their brokerage firm, bank or other financial institution to have their shares voted on their behalf. Please contact your brokerage firm, bank or other financial institution for information on how to do so.

Those who hold our ordinary shares indirectly through a brokerage firm, bank or other financial institution who wish to attend the 2023 Annual General Meeting of Shareholders and/or vote in person should contact their brokerage firm, bank or other financial institution to arrange for such attendance and bring valid proof of identification to the 2023 Annual General Meeting of Shareholders.

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Voting by Holders of ADSs

Holders of record of ADSs are not entitled to vote at the 2023 Annual General Meeting of Shareholders but can execute and submit voting instructions to The Bank of New York Mellon, as depositary of the ADSs.

Holders of ADSs who wish to exercise their voting rights for the underlying ordinary shares must act through The Bank of New York Mellon by submitting a voting instruction card to The Bank of New York Mellon. We have instructed The Bank of New York Mellon to disseminate to ADS holders a voting instruction card and a notice of meeting providing to ADS holders information with regard to the 2023 Annual General Meeting of Shareholders and a statement and instructions as to voting by ADS holders on or about May 26, 2023. If you wish to have The Bank of New York Mellon, through its nominee or nominees, vote the ordinary shares represented by your ADSs, you will need to execute and timely forward to The Bank of New York Mellon the voting instruction card sent to you by The Bank of New York Mellon in accordance with the instructions provided by The Bank of New York Mellon. The voting instruction card should be executed in such a manner as to show clearly how you wish to vote in regard to each matter to be considered at the 2023 Annual General Meeting of Shareholders.

Upon the timely receipt of a properly completed ADS voting instruction card by The Bank of New York Mellon, it, as depositary of the ADSs, will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the 2023 Annual General Meeting of Shareholders the number of ordinary shares represented by the ADSs evidenced by American depositary receipts related to those ADSs, in accordance with the instructions set forth in the voting instruction card. The Bank of New York Mellon has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions or as described in the paragraph below. As the holder of record for all the ordinary shares represented by the ADSs, only The Bank of New York Mellon may vote those ordinary shares at the 2023 Annual General Meeting of Shareholders. Holders of ADSs may attend, but may not vote at, such meeting.

If (1) the ADS voting instruction card is signed but is missing voting instructions, (2) the enclosed ADS voting instruction card is improperly completed or (3) no ADS voting instruction card is received by The Bank of New York Mellon from a holder of ADSs prior to 5:00 p.m., New York Time, on June 7, 2023, The Bank of New York Mellon will deem such holder of ADSs to have instructed it to give a proxy to the chairman of the 2023 Annual General Meeting of Shareholders to vote in favor of each proposal recommended by our Board and against each proposal opposed by our Board.

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Revocability of Proxies

Any proxy given by a holder of ordinary shares pursuant to this solicitation may be revoked by the person giving it at any time before its use by:

●	holders of ordinary shares registered on our Hong Kong register by executing and delivering a written notice of revocation or a duly executed proxy bearing a later date by mail or hand to Computershare Hong Kong Investor Services Limited pursuant to the instructions above, which should be received by 10:00 a.m., Hong Kong time, on June 13, 2023;

●	holders of ordinary shares registered on our Cayman register by executing and delivering a written notice of revocation or a duly executed proxy bearing a later date by e-mail to ir@service.netease.com pursuant to the instructions above by 10:00 a.m., Hong Kong time, on June 13, 2023; or

●	attending the 2023 Annual General Meeting of Shareholders and voting in person for holders of ordinary shares registered on our Hong Kong or Cayman registers. Attendance at the 2023 Annual General Meeting of Shareholders in and of itself does not revoke a prior proxy.

Those who hold our ordinary shares indirectly through a brokerage firm, bank or other financial institution and holders of ADSs who wish to change or revoke their voting instructions should contact their brokerage firm, bank or other financial institution or our depositary, The Bank of New York Mellon, as applicable, for information on how to do so.

Deadline for Shareholder Proposals

Proposals which our shareholders wish to be considered for inclusion in our proxy statement and proxy card for the 2024 Annual General Meeting of Shareholders must be received by December 31, 2023 at No. 399 Wangshang Road, Binjiang District, Hangzhou, Zhejiang Province, People’s Republic of China 310052, Attention: Chief Financial Officer. The submission of a proposal does not assure that it will be included in the proxy statement or the proxy card.

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PROPOSAL 1

ORDINARY RESOLUTION

ELECTION OF DIRECTORS

The Board has nominated the following five directors for re-election at the 2023 Annual General Meeting of Shareholders: Mr. William Lei Ding, Ms. Grace Tang, Ms. Alice Cheng, Mr. Joseph Tong and Mr. Michael Leung. Each director to be elected will hold office until the next annual general meeting of shareholders and until such director’s successor is elected and is duly qualified, or until such director is otherwise vacated in accordance with the Company’s Memorandum and Articles of Association. All of the nominees, other than Ms. Grace Hui Tang, have been previously elected by our shareholders. Our Articles of Association presently authorize up to ten board positions. The election of each nominee shall be voted on as a separate resolution.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the five nominees named below. The Board has no reason to believe that any of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose.

The names of the nominees, their ages and the principal positions with the Company held by them are as follows:

Name	Age	Position
William Lei Ding	51	Director and Chief Executive Officer
Grace Hui Tang (1)	63	Independent Director
Alice Yu-Fen Cheng (1)	61	Independent Director
Joseph Tze Kay Tong (1)	60	Independent Director
Michael Man Kit Leung	69	Independent Director

(1)	Member of the audit, compensation, nominating and environmental, social and governance (ESG) committees.

Directors Nominated for Election at the 2023 Annual General Meeting of Shareholders

William Lei Ding, also known as Lei Ding, our founder, has served as our director since July 1999 and as our chief executive officer since November 2005. From March 2001 until November 2005, Mr. Ding served as our chief architect, and from June 2001 until September 2001, he served as our acting chief executive officer and acting chief operating officer. From July 1999 until March 2001, Mr. Ding served as co-chief technology officer, and from July 1999 until April 2000, he also served as our interim chief executive officer. Mr. Ding holds a Bachelor of Science degree in Communication Technology from the University of Electronic Science and Technology of China.

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Alice Yu-Fen Cheng, also known as Alice Cheng, has served as our director since June 2007. From 2005 to 2021, Ms. Cheng served as the chief financial officer of BBK Electronics Corp., Ltd., a PRC-based manufacturer of audio-visual equipment. From 2010 to 2013, Ms. Cheng served as a supervisor of Wistron Information Technology Corporation in Taiwan, an information technology company with operations in Taiwan, China and Japan. From 2002 to 2005, Ms. Cheng served as financial controller of Wistron Corporation, a Taiwanese original design manufacturer of notebook computers and other electronics. Prior to that, Ms. Cheng held various positions with Acer Inc., a Taiwanese computer manufacturer, culminating in the position of financial controller. Ms. Cheng received a Bachelor of Accounting from the Chinese Culture University in Taiwan in 1983 and a Masters of Business Administration from the Thunderbird School of Global Management in Arizona in 2003. Ms. Cheng is also licensed as a certified public accountant in Taiwan and the PRC.

Grace Hui Tang has served as our director since July 2022. Ms. Tang worked at PricewaterhouseCoopers for more than 30 years, including approximately 19 years as an audit partner in Hong Kong and Chinese mainland, until her retirement in 2020. At PricewaterhouseCoopers, Ms. Tang was responsible for the audits of numerous public and private companies in Hong Kong, Chinese mainland and other jurisdictions. Since 2009, she has also been a professor at the Guanghua School of Management of Peking University where she teaches courses on accounting and auditing for the graduate school of the accounting department and on career development. In addition, Ms. Tang serves as an independent director of Textainer Group Holdings Ltd. (NYSE: TGH), Brii Biosciences Ltd. (HKEX: 2137), Elkem ASA (OSLO: ELK) and ECARX Holdings Inc. (Nasdaq: ECX). Ms. Tang received a bachelor’s degree in accounting from the University of Utah and an MBA degree from Utah State University. Ms. Tang is a US certified public accountant and a fellow of the Hong Kong Institute of Certified Public Accountants.

Joseph Tze Kay Tong, also known as Joseph Tong, has served as our director since March 2003. From January 2003 to November 2021, Mr. Tong served as a director of Parworld Investment Management Limited, which provides financial and investment advisory services. From December 2002 until April 2004, Mr. Tong was engaged in establishing offices and operations in Hong Kong and mainland China, setting up accounting and internal control policies and overseeing the overall operations for TLM Apparel Co., Ltd., a garment trading company operating in Hong Kong and mainland China which he co-founded. Prior to that, from September 2000 to September 2002, Mr. Tong was the e-commerce director of the Asia Region for Universal Music Limited where he was responsible for forming e-business development strategies and overseeing new promotional opportunities. Mr. Tong received a Bachelor of Social Science degree with honors in Accounting and Statistics from the University of Southampton, England. He is a member of the American Institute of Certified Public Accountants, an associate member of the Hong Kong Institute of Certified Public Accountants.

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Michael Man Kit Leung, also known as Michael Leung, has served as our director since July 2002. Mr. Leung was a responsible officer of Grand Moore Capital Limited from September 2019 to November 2021. Mr. Leung was appointed executive director of Unitas Holdings Limited (stock code: 8020) from September 2011 to November 2018, and served as a responsible officer from May 2011 to November 2018 of Chanceton Capital Partners Limited, a subsidiary of Unitas Holdings Limited. Previously, Mr. Leung was a director of Emerging Markets Partnership (Hong Kong) Limited, the principal adviser to the AIG Infrastructure Fund L.P., in 1999. Mr. Leung also held senior positions in the Hong Kong Branch of the Swiss Bank Corporation, SG Securities (HK) Limited (formerly known as Crosby Securities (Hong Kong) Limited) and Peregrine Capital Limited. Mr. Leung currently is an independent non-executive director and chairman of the audit committee for Orange Sky Golden Harvest Entertainment (Holdings) Limited (stock code: 1132) and Luye Pharma Group Ltd. (stock code: 2186), all of which are companies listed on the Hong Kong Stock Exchange. Mr. Leung also serves as an independent non-executive director on the board of China Ting Group Holdings Limited (stock code: 3398), a company listed on the Hong Kong Stock Exchange. Mr. Leung was previously an independent non-executive director and chairman of the audit committee of China Electronics Optics Valley Union Holding Company Limited (stock code: 0798) from March 2014 to May 2020 and China Huiyuan Juice Group Limited (stock code: 1886) from 2012 to 2019, both of which are companies listed on the Hong Kong Stock Exchange. Mr. Leung received a Bachelor’s Degree in Social Sciences from the University of Hong Kong in October 1977 with a major in Accounting, Management and Statistics.

The election of each nominee shall be voted on as a separate resolution, and each such resolution is being proposed as an Ordinary Resolution. In order for the election of any nominee to be validly passed as an Ordinary Resolution, it will need to be approved by a majority of the votes which are cast on such resolution by those shareholders who are present in person or by proxy and are entitled to vote at the shareholders’ meeting, at which a quorum is present. In electing directors, each shareholder may cast one vote per share owned for each director to be elected; shareholders cannot use cumulative voting. The election of each nominee is not dependent on or conditional upon the election of any other nominee.

THE BOARD RECOMMENDS A VOTE FOR THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

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PROPOSAL 2

ORDINARY RESOLUTION

RATIFICATION OF AUDITORS

Our audit committee recommends, and our Board concurs, that PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers (collectively, “PWC”) be appointed as our auditors for the year ending December 31, 2023 for U.S. financial reporting and Hong Kong financial reporting purposes, respectively. Our Board first appointed PricewaterhouseCoopers Zhong Tian LLP as our independent auditor for U.S. financial reporting purposes in 2002 and PricewaterhouseCoopers as our auditor and reporting accountant for Hong Kong financial reporting purposes in 2020.

In the event our shareholders fail to ratify the appointment, our audit committee will reconsider its selection. Even if the selection is ratified, our audit committee in its discretion may direct the appointment of a different auditor at any time during the year if the audit committee believes that such a change would be in the best interests of the Company and shareholders.

A representative of PWC is expected to be present at the 2023 Annual General Meeting of Shareholders, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.

Proposal 2 is being proposed as an Ordinary Resolution. In order to be validly passed as an Ordinary Resolution, Proposal 2 will need to be approved by a majority of the votes which are cast on such resolution by those shareholders who are present in person or by proxy and are entitled to vote at the shareholders’ meeting, at which a quorum is present.

THE BOARD AND THE AUDIT COMMITTEE RECOMMEND A VOTE FOR RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS ZHONG TIAN LLP AND PRICEWATERHOUSECOOPERS AS OUR AUDITORS FOR THE YEAR ENDING DECEMBER 31, 2023 FOR U.S. FINANCIAL REPORTING AND HONG KONG FINANCIAL REPORTING PURPOSES, RESPECTIVELY.

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PROPOSAL 3

SPECIAL RESOLUTION

AMENDING AND RESTATING THE MEMORANDUM AND ARTICLES OF ASSOCIATION

On January 1, 2022, certain revisions to Appendix 3 to the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited (“HKEX Listing Rules”) took effect, including the adoption of a set of core shareholder protection standards which are applicable to all issuers listed on The Stock Exchange of Hong Kong Limited, including the Company. The current Amended and Restated Memorandum and Articles of Association of the Company, which were adopted on June 23, 2021 (the “Existing M&A”), have not yet been updated to reflect the changes in the updated HKEX Listing Rules. In order to bring the Existing M&A in line with the revised HKEX Listing Rules, our Board recommends that the Existing M&A be updated to comply with the new core shareholder protection standards, including the following material amendments:

•	providing that any person appointed by the directors to fill a casual vacancy on, or as an addition to, the Board shall only hold office until the next following annual general meeting and shall then be eligible for re-election;
•	providing that an annual general meeting should be held within six months after each financial year, unless otherwise permissible by applicable stock exchange rules;
•	changing the notice period for an annual general meeting from 14 to 21 days;
•	clarifying that a member shall have the right to speak at any general meeting and vote at a shareholders’ meeting except where required by the applicable stock exchange rules to abstain from voting in respect of the matter under consideration;
•	providing that the votes of a member will not be counted to the extent such votes were cast in contravention of any applicable stock exchange rules;
•	changing the super-majority threshold to 75% of the voting rights of the members and voting in person or by proxy at the general meeting for approving a variation of class rights, amendments of constitutional documents and voluntary winding-up;
•	providing that minority shareholders holding not less 10% of the voting rights must be able to add resolutions to a meeting agenda;
•	providing that a recognized clearing house may appoint proxies or corporate representatives to attend any general meeting, and those proxies and corporate representatives will enjoy all comparable rights to the rights of other members;
•	clarifying that an auditor may be appointed or removed, and its renumeration shall be approved, by an ordinary resolution or a committee of independent directors; and
•	providing requirements relating to the branch register maintained in Hong Kong to be open for inspection by members.

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Our Board is also recommending updates to the Existing M&A to bring it more closely in line with the current market practice of other similarly situated Hong Kong and U.S. dual listed companies, including the following material amendments:

•	authorizing the Board to divide shares into different classes, to issue redeemable shares, to repurchase shares and to make capitalization related decisions;
•	providing additional procedural details relating to transfers of shares;
•	clarifying that, if shares are divided into different classes, the rights of holders of shares will not be deemed to be varied by the creation or issuance of shares with preferred or other rights, or shares that rank equally or in priority or subsequent to an existing class or the redemption or purchase of any shares of any class by the Company;
•	removing “show of hands” voting so all resolutions of members will be decided by a poll;
•	providing that a director may be removed by a simple majority of the other directors present and voting at a board meeting duly convened;
•	changing the quorum of a board meeting from two to a majority of directors;
•	updating and/or adding provisions relating to proceedings at general meeting, register of members, notices to members, untraceable members and information disclosure;
•	clarifying that, where appropriate, the terms and conditions of the Articles of Association shall be subject to applicable stock exchange rules and/or applicable laws; and
•	providing that unclaimed dividends after six years are forfeited.

The foregoing summary is qualified in its entirety by reference to the full text of the Second Amended and Restated Memorandum and Articles of Association, which are annexed hereto as Exhibit A (the “Second Amended and Restated M&A”). A markup version of the Second Amended and Restated M&A showing all the proposed changes to the Existing M&A is also annexed hereto as Exhibit B.

The Board has approved and is recommending to shareholders for approval at the 2023 Annual General Meeting of Shareholders, a Special Resolution to amend and restate the Existing M&A by the deletion in their entirety and the substitution in their place of the Second Amended and Restated M&A.

Pursuant to Article 127 of the Existing M&A and the Companies Act, the Company may from time to time alter or amend the Articles of Association by Special Resolution. In order to be validly passed as a Special Resolution, Proposal 3 will need to be approved by a majority of not less than two-thirds of the votes which are cast on such resolution by those shareholders who are present in person or by proxy and are entitled to vote at the shareholders’ meeting, at which a quorum is present.

THE BOARD RECOMMENDS A VOTE FOR AMENDING AND RESTATING THE COMPANY’S EXISTING M&A TO COMPLY WITH 2022 REVISIONS TO THE HKEX LISTING RULES AND REFLECT OTHER MODIFICATIONS AND UPDATES.

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PROPOSAL 4

ORDINARY RESOLUTION

APPROVING THE AMENDED AND RESTATED 2019 SHARE INCENTIVE PLAN

The Board is requesting shareholder approval of an amendment and restatement of our 2019 Restricted Share Unit Plan (the “2019 Plan”) to permit the grant of share option awards, including incentive share option awards (“Incentive Share Options”) under the U.S. Internal Revenue Code (the “Code”), thereunder as an additional award type and to make certain other ministerial and administrative changes and rename it the NetEase, Inc. Amended and Restated 2019 Share Incentive Plan (the “Amended and Restated 2019 Plan”). On February 22, 2023, the Board approved the Amended and Restated 2019 Plan. All of the available ordinary shares, par value US$0.0001 per share, issuable under the 2019 Plan may be issued pursuant to any of the permitted award types under the Amended and Restated 2019 Plan. For the avoidance of doubt, we are not proposing to increase the number of ordinary shares authorized for issuance under the Amended and Restated 2019 Plan, and such number remains unchanged from the number already authorized for issuance under the 2019 Plan. If shareholders do not approve this proposal, we will continue to have the authority to grant restricted share unit awards and share options under the Amended and Restated 2019 Plan, but we will not be able to grant Incentive Share Options.

Summary of the Amended and Restated 2019 Plan

Below is a high level summary of the material terms of the Amended and Restated 2019 Plan. This summary is qualified in its entirety by reference to the complete text of the Amended and Restated 2019 Plan, a copy of which is attached hereto as Exhibit C.

Plan Administration. The Board has designated our compensation committee to administer the Amended and Restated 2019 Plan, and it may designate one or more of our officers to exercise its authority thereunder from time to time.

Securities Subject to the Share Plans. The maximum aggregate number of the ordinary shares which may be issued pursuant to all awards under the Amended and Restated 2019 Plan is 322,458,300 ordinary shares. This number of ordinary shares has already been reserved under the 2019 Plan and the Board is not asking shareholders to approve an increase in the number of ordinary shares reserved for issuance under the Amended and Restated 2019 Plan. The Amended and Restated 2019 Plan provides that in the event of certain corporate transactions, including specified types of mergers and acquisition transactions, the administrator may (a) accelerate the vesting, in whole or in part, of any award; (b) purchase any award for an amount of cash or ordinary shares of the Company equal to the value that could have been attained upon the exercise of the award or the realization of the plan participant’s rights had the award been currently fully vested; or (c) provide for the assumption, conversion or replacement of any award by the successor corporation, or a parent or subsidiary of the successor corporation, with other rights or property selected by the plan administrator in its sole discretion, or the assumption or substitution of the award by the successor or surviving corporation, or a parent or subsidiary of the surviving or successor corporation, with appropriate adjustments as to the number and kind of shares and prices as the plan administrator deems, in its sole discretion, reasonable, equitable and appropriate.

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Eligibility. Awards can be issued to participants in the Amended and Restated 2019 Plan, which include employees, directors or consultants of the Company, our subsidiaries, the variable interest entities and certain other related entities.

Awards under the Amended and Restated 2019 Plan.

Awards under the Amended and Restated 2019 Plan are evidenced by an award agreement which contains, among other things, such provisions concerning the exercise price (in the case of share options), how the award may be settled upon vesting (in the case of restricted share unit awards) and forfeiture upon termination of an award grantee’s service with the Company or entities within our group (by reason of death, disability, retirement or otherwise), as have been determined by the Board, either acting directly or through our compensation committee or one or more of our officers.

Restricted share units do not represent any actual ownership interest in the Company. The units granted correspond in number and value to a specified number of our ordinary shares. No actual shares are issued. Instead, the units are tracked in a bookkeeping account. The units may be subject to forfeiture provisions to replicate the treatment of restricted shares. The units can ultimately be paid in cash or ordinary shares, as our Board determines and as set forth in the applicable award agreement. Dividend equivalents may be paid on the restricted share units. A dividend equivalent right entitles the participant to receive cash compensation measured by the dividends paid with respect to our ordinary shares. The dividend equivalents may be paid out at the time of the dividend or may be credited to the participant’s account and converted to additional units.

With respect to share options which may be granted, the exercise price for each award is determined in accordance with the terms of the Amended and Restated 2019 Plan and stated in the award agreement. The vested portion of an option will expire if not exercised prior to the expiration date of the award as set forth in the award agreement. The Amended and Restated 2019 Plan provides that the maximum exercisable term of share option awards is ten years from the date of a grant.

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Conditions of Awards. The Board, either acting directly or through our compensation committee or one or more of our officers, is authorized to determine the provisions, terms and conditions of each award, including, without limitation, the award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, settlement of the award, payment contingencies and satisfaction of any performance criteria established by the Board. Partial achievement of the specified criteria may result in a payment or vesting corresponding to the degree of achievement as specified in the award agreement.

Amendment; Termination. Under the Amended and Restated 2019 Plan, the Board may at any time terminate, suspend, or amend the plan in any respect, except that no termination, suspension or amendment will be effective without shareholder approval if such approval is required to comply with any law, regulation or stock exchange rule and no such change may adversely affect any award previously granted without the written consent of the recipient. The Amended and Restated 2019 Plan will expire in February 2033.

Non-Transferability of Awards. Under the Amended and Restated 2019 Plan, awards may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or by the laws of descent and distribution and during the lifetime of the participants, to the extent and in the manner provided in the award agreement. The Amended and Restated 2019 Plan permit the designation of beneficiaries by holders of awards in the event of the participant’s death. After any such transfer, the original recipient shall continue to remain subject to the withholding tax requirements described below.

Payment of Taxes. No ordinary shares shall be delivered under the Amended and Restated 2019 Plan to any participant or other person until such participant or other person has made arrangements acceptable to the Company regarding payment of Chinese, Cayman Islands, U.S. and any other federal, state, provincial, local or other taxes required by law. Alternatively, the Company will withhold or collect from the participant an amount sufficient to satisfy such tax obligations.

Proposal 4 is being proposed as an Ordinary Resolution. In order to be validly passed as an Ordinary Resolution, Proposal 4 will need to be approved by a majority of the votes which are cast on such resolution by those shareholders who are present in person or by proxy and are entitled to vote at the shareholders’ meeting, at which a quorum is present.

THE BOARD RECOMMENDS A VOTE FOR APPROVING THE AMENDED AND RESTATED 2019 SHARE INCENTIVE PLAN.

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AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

Our audit committee has adopted procedures which set forth the manner in which the audit committee will review and approve all audit and non-audit services to be provided by PWC before that firm is retained for such services. The pre-approval procedures are as follows:

1)	Any audit or non-audit service to be provided to us by the auditor must be submitted to the audit committee for review and approval, with a description of the services to be performed and the fees to be charged.

2)	The audit committee in its sole discretion then approves or disapproves the proposed services and documents such approval.

SHAREHOLDER COMMUNICATIONS WITH THE BOARD

The following procedures have been established by our Board in order to facilitate communications between our shareholders and our Board:

1)	Shareholders may send correspondence, which should indicate that the sender is a shareholder, to our Board or to any individual director by mail to No. 399 Wangshang Road, Binjiang District, Hangzhou, Zhejiang Province, People’s Republic of China 310052, Attention: Chief Financial Officer.

2)	Our Chief Financial Officer will be responsible for the first review and logging of this correspondence and will forward the communication to the director or directors to whom it is addressed unless it is a type of correspondence which our Board has identified as correspondence which may be retained in our files and not sent to directors.

Our Board has authorized the Chief Financial Officer to retain and not send to directors communications that: (a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to ordinary course of business customer service and satisfaction issues, or (c) clearly are unrelated to our business, industry, management or board or committee matters. These types of communications will be logged and filed but not circulated to directors. Except as set forth in the preceding sentence, the Chief Financial Officer will not screen communications sent to directors.

3)	The log of shareholder correspondence will be available to members of our Board for inspection. At least once each year, the Chief Financial Officer will provide to our Board a summary of the communications received from shareholders, including the communications not sent to directors in accordance with screening procedures approved by our Board.

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ACCESS TO CORPORATE GOVERNANCE POLICIES

We adopted a Code of Business Conduct which is available on the Company’s website http://ir.netease.com. To the extent required by law, any amendments to, or waivers from, any provision of the Code of Business Conduct will be promptly disclosed to the public.

Copies of the Company’s committee charters and Code of Business Conduct will be provided to any shareholder upon written request to the Chief Financial Officer of NetEase, Inc. at No. 399 Wangshang Road, Binjiang District, Hangzhou, Zhejiang Province, People’s Republic of China 310052.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to NASDAQ’s Marketplace Rules and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, which permit or require companies to make available their annual report to shareholders on or through the Company’s website, we post our annual reports on our website. Our annual reports are also filed with the U.S. Securities and Exchange Commission. You may obtain a copy of our 2022 annual report by visiting our website (http://ir.netease.com), the website of the U.S. Securities and Exchange Commission (www.sec.gov) or the website of Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk).

OTHER MATTERS

We know of no other matters to be submitted to the 2023 Annual General Meeting of Shareholders. If any other matters properly come before the 2023 Annual General Meeting of Shareholders, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board may recommend.

By Order of the Board,

NetEase, Inc.

/s/ William Lei Ding
William Lei Ding
Director

Hangzhou, China, April 28, 2023

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Exhibit A

Second Amended and Restated M&A

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THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION OF

NETEASE, INC.

(Adopted by Special Resolution passed on June 15, 2023)

1.	The name of the Company is NETEASE, INC.

2.	The registered office of the Company shall be at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place as the Directors may from time to time decide.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act (As Revised), or any other law of the Cayman Islands.

4.	The liability of each Member is limited to the amount from time to time unpaid on such Member’s shares.

5.	The share capital of the Company is US$100,030,000 divided into 1,000,300,000,000 shares of a nominal or par value of US$0.0001 each with power for the Company, in so far as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained.

6.	The Company has the power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7.	Capitalised terms that are not defined in this Memorandum of Association bear the same meaning as those given in the Articles of Association of the Company.

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THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF

NETEASE, INC.

(Adopted by Special Resolution passed on June 15, 2023)

1.	In these Articles Table A in the Schedule to the Statute does not apply and, unless there be something in the subject or context inconsistent therewith,

“ADS”	means an American depositary share representing the Company’s ordinary shares.

“Articles”	means these Articles as originally framed or as from time to time altered by Special Resolution.

“Auditors”	means the Persons for the time being performing the duties of auditors of the Company.

“Board” or “Board of Directors”	means the board of Directors of the Company for the time being.

“Chairman”	means the chairman of the Board.

“class” or “classes”	means any class or classes of shares as may from time to time be issued by the Company.

“Company”	means the above-named Company.

“Company’s Website”	means the website of the Company, the address or domain name of which has been notified to Members.

“Communication Facilities”	means technology by which natural persons are capable of hearing and being heard by each other, and if the Directors so determine in respect of any general meeting of the Members, the functional equivalent for those with no or impaired hearing.

“debenture”	means debenture stock, mortgages, bonds and any other such securities of the Company whether constituting a charge on the assets of the Company or not.

“Designated Stock Exchanges”	means The Nasdaq Stock Market in the United States and The Stock Exchange of Hong Kong Limited for so long as the Company’s shares or ADSs are there listed or admitted for trading and any other stock exchange on which the Company’s shares, ADSs or other depositary shares representing shares are listed or admitted for trading.

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“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any shares, ADSs or other depositary shares representing shares on the Designated Stock Exchanges.

“Directors”	means the directors for the time being of the Company.

“dividend”	includes bonus.

“electronic”	means the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor.

“electronic communication”	means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board.

“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor.

“Governmental Authority”	means any national, provincial, municipal or local government, administrative or regulatory body or department, court, tribunal, arbitrator or anybody that exercises the function of a regulator.

“Independent Director”	means a Director who is an independent director as defined in the Designated Stock Exchange Rules as determined by the Board.

“Law”	means any federal, state, territorial, foreign or local law, common law, statute, ordinance, rule, regulation, code, measure, notice, circular, opinion or order of any Governmental Authority, including any rules promulgated by a regulatory body.

“Member”	shall bear the meaning as ascribed to it in the Statute.

“Memorandum of Association”	means the memorandum of association of the Company, as amended or substituted from time to time.

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“Ordinary Resolution”

means a resolution:

(a)       passed by a simple majority of the votes cast by Members who, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company, regard being had in computing a majority to the number of votes to which each Member is entitled; or

(b)       approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed.

“paid-up”	means paid-up and/or credited as paid-up.

“Person”	means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires.

“Present”	means, in respect of any Person, such Person’s presence at a general meeting of Members, which may be satisfied by means of such Person or, if a corporation or other non-natural person, its duly authorised representative (or, in the case of any Member, a proxy which has been validly appointed by such Member in accordance with these Articles), being: (a) physically present at the venue specified in the notice convening the meeting; or (b) in the case of any meeting at which Communications Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by Communication Facilities in accordance with procedures specified in the notice convening such general meeting; and “Presence” shall be construed accordingly.

“Seal”	means the common seal of the Company and includes every duplicate seal.

“Secretary”	means any Person appointed to perform the duties of Secretary of the Company.

“share”	means a share in the capital of the Company; all references to “shares” herein shall be deemed to be shares of any or all classes as the context may require; and, for the avoidance of doubt, in these Articles the expression “share” shall include a fraction of a share.

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“Share Premium Account”	means the share premium account established in accordance with these Articles and the Statute.

“signed”	means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a Person with the intent to sign the electronic communication;

“Special Resolution”

means a special resolution passed in accordance with the Statute, being a resolution:

(a) in respect of (i) any amendment to the Memorandum or these Articles; or (ii) the voluntary liquidation or winding up of the Company, passed by a majority of not less than three-fourths (3/4) of all votes cast by such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting (of which notice specifying the intention to propose the resolution as a special resolution has been duly given) and in computing the majority regard shall be had to the number of votes to which each Member is entitled; or

(b) in respect of any matter that requires a special resolution (other than those specified in paragraph (a) above), passed by a majority of not less than two-thirds (2/3) of all votes cast by such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company (of which notice specifying the intention to propose the resolution as a special resolution has been duly given) and in computing the majority regard shall be had to the number of votes to which each Member is entitled; or

(c) approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed.

“Statute”	means the Companies Act (As Revised) of the Cayman Islands as amended and every statutory modification or re-enactment thereof for the time being in force.

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“Treasury Share”	means a share held in the name of the Company as a treasury share in accordance with the Statute.

“Virtual Meeting”	means any general meeting of the Members at which the Members (and any other permitted participants of such meeting, including without limitation the Chairman and any Directors) are permitted to be Present solely by means of Communications Facilities.

2.	In these Articles, save where the context requires otherwise:

a)	words importing the singular number shall include the plural number and vice versa;

b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

c)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

d)	reference to a U.S. dollar or U.S. dollars (or US$) and to a cent or cents is reference to dollars and cents of the United States of America;

e)	reference to a statutory enactment shall include reference to any amendment or re- enactment thereof for the time being in force;

f)	reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion (subject, for the avoidance of doubt, to such determination being in accordance with their fiduciary and other duties as Directors) and shall be applicable either generally or in any particular case;

g)	reference to “written” or “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing or partly one and partly another;

h)	any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms; and

i)	Sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

3.	Subject to the last two preceding Articles, any words defined in the Statute shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

4.	The business of the Company may be commenced as soon after incorporation as the Directors shall see fit, notwithstanding that part only of the shares may have been allotted.

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5.	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company including the expenses of registration.

CERTIFICATES FOR SHARES

6.	Certificates representing shares of the Company shall be in such form as shall be determined by the Directors. Such certificates may be under Seal. All certificates for shares shall be consecutively numbered or otherwise identified and shall specify the shares to which they relate. The name and address of the Person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered in the register of Members of the Company. All certificates surrendered to the Company for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and cancelled. The Directors may authorise certificates to be issued with the Seal and signed with authorised signature(s) affixed by some method or system of mechanical process.

7.	Notwithstanding Article 6 of these Articles, if a share certificate be defaced, lost or destroyed, it may be renewed on payment of a fee of one dollar (US$1.00) or such less sum and on such terms (if any) as to evidence and indemnity and the payment of the expenses incurred by the Company in investigating evidence, as the Directors may prescribe, subject to any applicable Designated Stock Exchange Rules.

ISSUE OF SHARES

8.	Subject to the provisions, if any, in that behalf in the Memorandum of Association, where applicable, Designated Stock Exchange Rules, and any direction that may be given by the Company in general meeting and without prejudice to any special rights previously conferred on the holders of existing shares, the Directors may allot, issue, grant options over, issue warrants or similar instruments with respect to or otherwise dispose of shares of the Company (including fractions of a share) with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such Persons, at such times and on such other terms as they think proper. The Company shall not issue shares in bearer form.

9.	The Directors may authorise the division of shares into any number of classes and the different classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different classes (if any) may be fixed and determined by the Directors or by a Special Resolution. The Directors may issue shares with such preferred or other rights, all or any of which may be greater than the rights of the Company’s ordinary shares, at such time and on such terms as they may think appropriate.

10.	The Directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

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11.	Every Person whose name is entered as a Member in the register of Members shall be entitled without payment to receive within two (2) months after allotment or lodgement of transfer (or within such other period as the conditions of issue shall provide or as required by Designated Stock Exchange Rules) one certificate for all his shares or several certificates each for one or more of his shares upon payment of fifty cents (US$0.50) for every certificate after the first or such less sum as the Directors shall from time to time determine, subject to Designated Stock Exchange Rules, provided that in respect of a share or shares held jointly by several Persons the Company shall not be bound to issue more than one certificate and delivery of a certificate for a share to one of the several joint holders shall be sufficient delivery to all such holders.

REGISTER OF MEMBERS

12.	The Company shall maintain or cause to be maintained the register of Members in accordance with the Statute.

13.	The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time. The principal register and the branch register or registers shall together be treated as the register of Members for the purposes of the Articles.

14.	The Directors may, in their absolute discretion, at any time transfer any share on the principal register to any branch register or any share on any branch register to the principal register or any other branch register.

15.	For so long as any shares are listed or admitted for trading on a Designated Stock Exchange, title to such shares may be evidenced and transferred in accordance with the applicable Designated Stock Exchange Rules. The register of Members maintained by the Company in respect of such shares (whether the principal register or a branch register) may be kept by recording the particulars required by section 40 of the Statute in a form otherwise than legible (provided it is capable of being reproduced in a legible form) if such recording otherwise complies with the applicable Designated Stock Exchange Rules that are or shall be applicable to such shares.

16.	Except when a register is closed and, if applicable, subject to the additional provisions of Article 48, the branch register maintained in Hong Kong shall during business hours be kept open for inspection by any Member without charge. The reference to business hours in this Article is subject to such reasonable restrictions as the Company in general meeting may impose, but so that not less than two hours in each business day is to be allowed for inspections. Subject to applicable laws and Designated Stock Exchange Rules, the branch register in Hong Kong may, after notice has been given by announcement or by electronic communication or by advertisement in an appointed newspaper and where applicable, any other newspapers in accordance with the requirements of any Designated Stock Exchange Rule to that effect, be closed on terms equivalent to section 632 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) as at the date of the adoption of these Articles (or the equivalent provision from time to time) at such times or for such periods not exceeding in the whole thirty (30) days in each year as the Board may determine and either generally or in respect of any class of shares.

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TRANSFER OF SHARES

17.	Subject to these Articles and Designated Stock Exchanges Rules, any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchanges or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or a central depository house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time.

18.	The instrument of transfer of any share shall be in writing and shall be executed by or on behalf of the transferor and if in respect of a nil or partly paid up share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Member until the name of the transferee is entered in the register of Members in respect of the relevant shares.

19.	The Directors may decline to register any transfer of shares where holders proposing or effecting the transfers of the shares are subject to binding written agreements or applicable Laws which restrict the transfer of the shares held by such holders and such holders have not complied with the terms of such agreements or the restrictions have not been waived in accordance with their terms, or such applicable Law, as the case may be.

20.	The Directors may in their absolute discretion decline to register any transfer of shares which is not fully paid up or on which the Company has a lien. The Directors may also decline to register any transfer of any share unless:

(i)	the instrument of transfer is lodged with the Company, accompanied by the certificate for the shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)	the instrument of transfer is in respect of only one class of shares;

(iii)	the instrument of transfer is properly stamped, if required;

(iv)	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four (4); and

(v)	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board may from time to time require, is paid to the Company in respect thereof.

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21.	The registration of transfers may, after compliance with any notice required by the Designated Stock Exchange Rules, be suspended and the register of Members closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that, subject to Article 48, such registration of transfer shall not be suspended nor the register of Members closed for more than thirty (30) days in any calendar year.

22.	All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any shares, they shall within three (3) months after the date on which the instrument of transfer was lodged with the Company send notice of the refusal to each of the transferor and the transferee.

REDEEMABLE SHARES

23.	(a)	Subject to the provisions of the Statute, the Memorandum of Association, and, where applicable, Designated Stock Exchange Rules and/or the rules of any competent Governmental Authority, shares may be issued on the terms that they are, or at the option of the Company or the holder are, to be redeemed on such terms and in such manner, before the issue of the shares, as may be determined by the Board or by Members by Special Resolution.

(b)	Subject to the provisions of the Statute, the Memorandum of Association and, where applicable, Designated Stock Exchange Rules and/or the rules of any competent Governmental Authority, the Company may purchase its own shares (including any redeemable shares or fractions of a share), provided that the manner of purchase has first been authorised by the Directors or by the Company in general meeting and may make payment therefor in any manner authorised by the Statute, including out of capital, provided further that no repurchase may be made contrary to the terms or manner recommended by the Directors.

VARIATION OF RIGHTS OF SHARES

24.	If at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound-up, only be varied with the consent in writing of the holders of three-fourths (3/4) of the voting rights of the issued shares of that class, or with the sanction of a resolution passed at a separate general meeting by the holders of a majority of not less than three-fourths (3/4) of the shares of that class Present and voting at such a meeting.

The provisions of these Articles relating to general meetings shall apply, mutatis mutandis, to every such general meeting of the holders of one class of shares except that the necessary quorum shall be one Person holding or representing by proxy at least one-third (1/3) of the voting rights of the issued shares of the class.

25.	The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking equally with or in priority or subsequent to such existing class or the redemption or purchase of any shares of any class by the Company. The rights of the holders of shares shall not be deemed to be varied or abrogated by the creation or issue of shares with preferred or other rights.

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COMMISSION ON SALE OF SHARES

26.	The Company may, in so far as the Statute from time to time permits, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any shares of the Company. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.

NON-RECOGNITION OF TRUSTS

27.	No Person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a share, or (except only as is otherwise provided by these Articles or the Statute) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

LIEN ON SHARES

28.	The Company shall have a first and paramount lien and charge on all shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other Person, whether a Member or not, but the Directors may at any time declare any share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such share shall operate as a waiver of the Company’s lien (if any) thereon. The Company’s lien (if any) on a share shall extend to all dividends or other monies payable in respect thereof.

29.	The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless a sum in respect of which the lien exists is presently payable, nor until the expiration of fourteen (14) days after a notice in writing stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder or holders for the time being of the share, or the Person, of which the Company has notice, entitled thereto by reason of his death or bankruptcy.

30.	To give effect to any such sale the Directors may authorise some Person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

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31.	The proceeds of such sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable and the residue, if any, shall (subject to a like lien for sums not presently payable as existed upon the shares before the sale) be paid to the Person entitled to the shares at the date of the sale.

CALL ON SHARES

32.	(a)	The Directors may from time to time make calls upon the Members in respect of any monies unpaid on their shares (whether on account of the nominal value of the shares or by way of premium or otherwise) and not by the conditions of allotment thereof made payable at fixed terms, provided that no call shall be payable at less than one (1) month from the date fixed for the payment of the last preceding call, and each Member shall (subject to receiving at least fourteen (14) days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the shares. A call may be revoked or postponed as the Directors may determine. A call may be made payable by instalments.

(b)	A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

(c)	The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

33.	If a sum called in respect of a share is not paid before or on a day appointed for payment thereof, the Persons from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate not exceeding ten per cent (10%) per annum as the Directors may determine, but the Directors shall be at liberty to waive payment of such interest either wholly or in part.

34.	Any sum which by the terms of issue of a share becomes payable on allotment or at any fixed date, whether on account of the nominal value of the share or by way of premium or otherwise, shall for the purposes of these Articles be deemed to be a call duly made, notified and payable on the date on which by the terms of issue the same becomes payable, and in the case of non-payment all the relevant provisions of these Articles as to payment of interest forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

35.	The Directors may, on the issue of shares, differentiate between the holders as to the amount of calls or interest to be paid and the times of payment.

36.	(a)	The Directors may, if they think fit, receive from any Member willing to advance the same, all or any part of the monies uncalled and unpaid upon any shares held by him, and upon all or any of the monies so advanced may (until the same would but for such advances, become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such sum in advance.

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(b)	No such sum paid in advance of calls shall entitle the Member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES

37.	(a)	If a Member fails to pay any call or instalment of a call or to make any payment required by the terms of issue on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of the call, instalment or payment remains unpaid, give notice requiring payment of so much of the call, instalment or payment as is unpaid, together with any interest which may have accrued and all expenses that have been incurred by the Company by reason of such non-payment. Such notice shall name a day (not earlier than the expiration of fourteen (14) days from the date of giving of the notice) on or before which the payment required by the notice is to be made, and shall state that, in the event of non-payment at or before the time appointed the shares in respect of which such notice was given will be liable to be forfeited.

(b)	If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before the forfeiture.

(c)	A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

38.	A Person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all monies which, at the date of forfeiture were payable by him to the Company in respect of the shares together with interest thereon, but his liability shall cease if and when the Company shall have received payment in full of all monies whenever payable in respect of the shares.

39.	A certificate in writing under the hand of one Director or the Secretary of the Company that a share in the Company has been duly forfeited on a date stated in the declaration shall be conclusive evidence of the fact therein stated as against all Persons claiming to be entitled to the share. The Company may receive the consideration given for the share on any sale or disposition thereof and may execute a transfer of the share in favour of the Person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

40.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium as if the same had been payable by virtue of a call duly made and notified.

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REGISTRATION OF EMPOWERING INSTRUMENTS

41.	The Company shall be entitled to charge a fee not exceeding one dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

TRANSMISSION OF SHARES

42.	In case of the death of a Member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole holder, shall be the only Persons recognised by the Company as having any title to his interest in the shares, but nothing herein contained shall release the estate of any such deceased holder from any liability in respect of any shares which had been held by him solely or jointly with other Persons.

43.	(a)	Any Person becoming entitled to a share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may from time to time be required by the Directors and subject as hereinafter provided, elect either to be registered himself as holder of the share or to make such transfer of the share to such other Person nominated by him as the deceased or bankrupt Person could have made and to have such Person registered as the transferee thereof, but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by that Member before his death or bankruptcy as the case may be.

(b)	If the Person so becoming entitled shall elect to be registered himself as holder he shall deliver or send to the Company a notice in writing signed by him stating that he so elects.

44.	A Person becoming entitled to a share by reason of the death or bankruptcy or liquidation or dissolution of the holder (or in any other case than by transfer) shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a Member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company PROVIDED HOWEVER that the Directors may at any time give notice requiring any such Person to elect either to be registered himself or to transfer the share and if the notice is not complied with within ninety (90) days the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the share until the requirements of the notice have been complied with.

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AMENDMENT OF MEMORANDUM OF ASSOCIATION, ALTERATION OF SHARE
CAPITAL & CHANGE OF LOCATION OF REGISTERED OFFICE

45.	(a)	Subject to and in so far as permitted by the provisions of the Statute, the Company may from time to time by Special Resolution alter or amend its Memorandum of Association with respect to any objects, powers or other matters specified therein provided always that the Company may by Ordinary Resolution:

(i)            increase the share capital by such sum to be divided into shares of such amount or without nominal or par value as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(ii)           consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(iii)          by subdivision of its existing shares or any of them divide the whole or any part of its share capital into shares of smaller amount than is fixed by the Memorandum of Association or into shares without nominal or par value;

(iv)          cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any Person.

(b)	All new shares created hereunder shall be subject to the same provisions with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the shares in the original share capital.

(c)	Without prejudice to Article 23 hereof and subject to the provisions of the Statute, the Company may by Special Resolution reduce its share capital and any capital redemption reserve fund.

(d)	Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its registered office.

TREASURY SHARES

46.	The Directors may, prior to the purchase, redemption or surrender of any share, determine that such share shall be held as a Treasury Share.

47.	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

48.	For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any dividend, or in order to make a determination of Members for any other proper purpose, the Directors of the Company may, on giving ten (10) business days’ notice (or six (6) business days’ notice in the case of a rights issue) by announcement published on the Designated Stock Exchange’s website or, subject to the Designated Stock Exchange Rules, by electronic communication in the manner in which notices may be served by the Company by electronic means as provided in the Articles or by advertisement published in the newspapers or the Company’s Website, provide that the register of Members shall be closed for transfers for a stated period but not to exceed in any case thirty (30) days (or such longer period as the Members may by Ordinary Resolution determine, provided that such period shall not be extended beyond sixty (60) days in any year). If the register of Members shall be so closed for the purpose of determining Members entitled to notice of or to vote at a meeting of Members such register shall be so closed for at least ten (10) days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the register of Members.

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49.	In lieu of or apart from closing the register of Members, the Directors may fix in advance a date as the record date for any such determination of Members entitled to notice of or to vote at a meeting of the Members and for the purpose of determining the Members entitled to receive payment of any dividend the Directors may, at or within ninety (90) days prior to the date of declaration of such dividend fix a subsequent date as the record date for such determination.

50.	If the register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of or to vote at a meeting of Members or Members entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this section, such determination shall apply to any adjournment thereof.

GENERAL MEETING

51.	(a)	The Company shall within one year of its incorporation and in each financial year of its existence thereafter hold a general meeting as its annual general meeting, to be held within six (6) months after the end of such financial year (or such other period as may be permitted by the Designated Stock Exchange Rules), and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as the Directors shall appoint.

(b)	At these meetings the report of the Directors (if any) shall be presented.

(c)	All general meetings other than annual general meetings shall be called extraordinary general meetings.

52.	(a) The Directors may whenever they think fit, and they shall on the requisition of one or more Members of the Company holding together, at the date of the deposit of the requisition, shares representing not less than 10% of the voting rights of the Company which carry the right of voting at general meetings of the Company, on a one vote per share basis in the share capital of the Company, proceed to convene a general meeting of the Company and add resolutions to the meeting agenda.

(b)	The requisition must state the objects of the meeting and the resolutions to be added to the meeting agenda, and must be signed by the requisitionists and deposited at the registered office of the Company and may consist of several documents in like form each signed by one or more requisitionists.

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(c)	If the Directors do not within twenty-one (21) days from the date of the deposit of the requisition duly proceed to convene a general meeting, the requisitionists, or any of them representing more than one-half (1/2) of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three (3) months after the expiration of the said twenty-one (21) days.

(d)	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

53.	At least twenty-one (21) days’ notice in writing shall be given of an annual general meeting and at least fourteen (14) days’ notice in writing shall be given of any extraordinary general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place (except in the case of a Virtual Meeting), the day and the hour of the meeting and the general nature of the business and shall be given in manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company PROVIDED that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of Article 52 have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of a general meeting called as an annual general meeting by all the Members entitled to attend and vote thereat or their proxies; and

(b)	in the case of any other general meeting by a majority in number of the Members having a right to attend and vote at the meeting, being a majority together holding not less than ninety-five per cent (95%) in nominal value or in the case of shares without nominal or par value ninety-five per cent (95%) of the shares in issue, or their proxies.

If the Directors so determine in respect of a specific general meeting or all general meetings of the Company, Presence at the relevant general meeting may be by means of Communication Facilities. In addition, the Directors may determine that any general meeting may be held as a Virtual Meeting and this shall be specified in the notice of meeting. The notice of any general meeting at which Communication Facilities may be utilised (including any Virtual Meeting) must set forth the Communications Facilities that will be used, including the procedures to be followed by any Member or other participant of the general meeting utilizing such Communication Facilities.

54.	The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a meeting by any Person entitled to receive notice shall not invalidate the proceedings of that meeting.

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PROCEEDINGS AT GENERAL MEETINGS

55.	No business shall be transacted at any general meeting unless a quorum of Members is Present at the time when the meeting proceeds to business. One or more Members holding shares which carry, in aggregate, not less than one-third (1/3) of the votes attaching to all issued and outstanding shares and entitled to vote, Present at the meeting, shall be a quorum provided always that if the Company has one Member of record the quorum shall be that one Member Present.

56.	If the Directors wish to make a Communication Facility available for a specific general meeting or all general meetings of the Company, participation in any general meeting of the Company may be by means of such Communication Facility and such participation shall be deemed to constitute presence in person at the meeting.

57.	A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by all Members for the time being entitled to receive notice of and to attend and vote at general meetings (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

58.	If within half an hour from the time appointed for the meeting a quorum is not Present, the meeting, if convened upon the requisition of Members, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and place or to such other time or such other place as the Directors may determine and if at the adjourned meeting a quorum is not Present within half an hour from the time appointed for the meeting, the meeting shall be dissolved.

59.	The Chairman, if any, of the Board of Directors shall preside as chairman at every general meeting of the Company. If there is no Chairman, or if at any general meeting he is not Present within sixty minutes after the time appointed for holding the meeting or is unwilling to act as chairman, any Director or Person nominated by the Directors shall preside as chairman, failing which the members Present shall choose any Person Present to be chairman of that meeting. The chairman of any general meeting shall be entitled to participate at any such general meeting by Communication Facilities, in which event the following provisions shall apply:

(a)	he shall be deemed to be Present at the general meeting; and

(b)	if the Communication Facilities fail to enable the chairman of the general meeting to hear and be heard by other Persons participating in that meeting constituting at least a quorum as provided for in these Articles, in the reasonable opinion of that chairman, then any Director or Person nominated by the Directors shall preside as chairman, failing which the Members Present shall chose any Person Present to be the chairman of that meeting.

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60.	(a)	The chairman of any general meeting may, with the consent of the general meeting duly constituted hereunder, and shall if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. In the case of a Virtual Meeting when a failure or impairment in the Communication Facilities has occurred, the chairman of the meeting is entitled at any point, but is not obliged, to adjourn the Virtual Meeting without having such adjournment approved by any procedural motion or other consent of those Present at the Virtual Meeting, and to reconvene it on such terms as he considers appropriate in his discretion. When a general meeting is adjourned for thirty (30) days or more, notice of the adjourned meeting shall be given as in the case of an original meeting; save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned general meeting.

(b)	In the event there is a technical failure or impairment in the Communication Facilities, this shall not, in the absence of bad faith of the Company, invalidate the proceedings at the relevant Virtual Meeting, provided that, in the reasonable opinion of the chairman of the general meeting, at least Persons constituting a quorum as provided for in these Articles was capable of hearing and being heard by each other. In the event that the chairman of the general meeting becomes aware of such failure or impairment at the commencement of the Virtual Meeting or during the Virtual Meeting, he may, but is not obliged, to pause (but without adjourning) the proceeding, for such period as he considers reasonable, to allow for the Company and/or its agents to endeavor to rectify such failure or impairment. At the expiry of such period, the chairman may (but subject to the proviso regarding quorum in this Article) continue with the Virtual Meeting, even if such failure or impairment has not been rectified.

61.	A resolution put to the vote of the meeting shall be decided on the vote of the requisite majority pursuant to a poll of the Members. Each poll shall be taken in such manner as the chairman of the meeting directs and the result of the poll shall be deemed to be the resolution of the general meeting.

62.	The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Members in accordance with these Articles, for any reason or for no reason, upon notice in writing to Members. A postponement may be for a stated period of any length or indefinitely as the Directors may determine. Notice of the business to be transacted at such postponed general meeting shall not be required. If a general meeting is postponed in accordance with this Article, the appointment of a proxy will be valid if it is received as required by the Articles no later than the time appointed for holding the postponed meeting.

63.	In the case of an equality of votes, the chairman of the general meeting shall be entitled to a second or casting vote.

VOTES OF MEMBERS

64.	Subject to any rights or restrictions for the time being attached to any class or classes of shares, every Member of record Present at a general meeting shall have (a) the right to speak, (b) one vote for each share registered in his name in the register of Members except where a Member is required, by the Designated Stock Exchange Rules, to abstain from voting to approve the matter under consideration.

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65.	Where any Member is, under the Designated Stock Exchange Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.

66.	In the case of joint holders of record the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of Members.

67.	A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote by his committee, receiver, curator bonis, or other Person in the nature of a committee, receiver or curator bonis appointed by that court, and any such committee, receiver, curator bonis or other Persons may vote by proxy.

68.	No Person shall be entitled to vote at any general meeting unless he is registered as a Member of the Company on the record date for such meeting nor unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

69.	No objection shall be raised to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at such general meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the chairman of the general meeting whose decision shall be final and conclusive.

70.	Votes may be given either personally or by proxy.

PROXIES

71.	Every Person whose name is entered as a Member in the register of Members shall be entitled to appoint a proxy. The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation under the hand of an officer or attorney duly authorised in that behalf. A proxy need not be a Member of the Company.

72.	The instrument appointing a proxy shall be deposited at the registered office of the Company or at such other place as is specified for that purpose in the notice convening the meeting no later than the time for holding the meeting, or adjourned meeting provided that the chairman of the meeting may at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited upon receipt of an electronic communication from the appointor that the instrument of proxy duly signed is in the course of transmission to the Company.

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73.	The instrument appointing a proxy may be in any usual or common form and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked.

74.	A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given provided that no intimation in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the Company at the registered office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

75.	Any corporation which is a Member of record of the Company may in accordance with its articles or in the absence of such provision by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members of the Company, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member of record of the Company.

76.	Shares of its own capital belonging to the Company or held by it in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding shares at any given time.

DEPOSITARY AND CLEARING HOUSES

77.	If a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company, it may, by resolution of its directors or other governing body or by power of attorney, authorise such Person(s) as it thinks fit to act as its proxies or representative(s) at any general meeting of the Company, at any meeting of any class of Members, or at any meeting of the creditors of the Company provided that, if more than one Person is so authorised, the authorisation shall specify the number and class of shares in respect of which each such Person is so authorised. The person so authorised will be deemed to have been duly authorised without the need of producing any documents of title, notarised authorisation and/or further evidence to substantiate that it is so authorised. A Person so authorised pursuant to this Article shall be entitled to exercise the same rights and powers on behalf of the recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise, including the right to speak and vote, as if it were an individual Member holding the number and class of shares specified in such authorisation.

DIRECTORS

78.	There shall be a Board of Directors consisting of not more than ten (10) Persons (exclusive of alternate Directors) PROVIDED HOWEVER that the Company may from time to time by Ordinary Resolution increase or reduce the limits in the number of Directors. The first Directors of the Company shall be determined in writing by, or appointed by a resolution of, the subscribers of the Memorandum of Association or a majority of them.

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79.	For so long as shares or ADSs are listed or admitted for trading on a Designated Stock Exchange, the Directors shall include at least such number of Independent Directors as applicable Law, rules or regulations or the Designated Stock Exchange Rules require as determined by the Board.

80.	The remuneration to be paid to the Directors shall be such remuneration as the Directors shall determine. Such remuneration shall be deemed to accrue from day to day. The Directors shall also be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive a fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

81.	The Directors may by resolution award special remuneration to any Director of the Company undertaking any special work or services for, or undertaking any special mission on behalf of, the Company other than his ordinary routine work as a Director. Any fees paid to a Director who is also counsel or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

82.	A Director or alternate Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

83.	A Director or alternate Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or alternate Director.

84.	A shareholding qualification for Directors may be fixed by the Company in general meeting, but unless and until so fixed no qualification shall be required. A Director who is not a Member of the Company shall nevertheless be entitled to attend and speak at general meetings.

85.	A Director or alternate Director of the Company may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder or otherwise and no such Director or alternate Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

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86.	No Person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or transaction by reason of such Director holding office or of the fiduciary relation thereby established. Subject to any separate requirement for approval by the Board or any Board committee under applicable Law or the Designated Stock Exchange Rules, a Director (or his alternate Director in his absence) shall be at liberty to vote in respect of any contract or transaction in which he is so interested as aforesaid PROVIDED HOWEVER that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by him or the alternate Director appointed by him at or prior to its consideration and any vote thereon.

87.	A general notice or disclosure to the Directors or otherwise contained in the minutes of a meeting or a written resolution of the Directors or any committee thereof that a Director or alternate Director is a shareholder of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure under Article 86 and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

ALTERNATE DIRECTORS

88.	Subject to the exception contained in Article 97, a Director who expects to be unable to attend Directors’ meetings because of absence, illness or otherwise may appoint any Person to be an alternate Director to act in his stead and such appointee whilst he holds office as an alternate Director shall, in the event of absence therefrom of his appointor, be entitled to attend meetings of the Directors and to vote thereat and to do, in the place and stead of his appointor, any other act or thing which his appointor is permitted or required to do by virtue of his being a Director as if the alternate Director were the appointor, other than appointment of an alternate to himself, and he shall ipso facto vacate office if and when his appointor ceases to be a Director or removes the appointee from office. Any appointment or removal under this Article shall be effected by notice in writing under the hand of the Director making the same.

POWERS AND DUTIES OF DIRECTORS

89.	The business of the Company shall be managed by the Directors (or a sole Director if only one is appointed) who may pay all expenses incurred in promoting, registering and setting up the Company, and may exercise all such powers of the Company as are not, from time to time by the Statute, or by these Articles, or such regulations, being not inconsistent with the aforesaid, as may be prescribed by the Company in general meeting required to be exercised by the Company in general meeting PROVIDED HOWEVER that no regulations made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if that regulation had not been made.

90.	The Directors may from time to time and at any time by powers of attorney appoint any company, firm, Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney may contain such provisions for the protection and convenience of Persons dealing with any such attorneys as the Directors may think fit and may also authorise any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

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91.	All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall from time to time by resolution determine.

92.	The Directors shall cause minutes to be made in books provided for the purpose:

(a)	of all appointments of officers made by the Directors;

(b)	of the names of the Directors (including those represented thereat by an alternate or by proxy) present at each meeting of the Directors and of any committee of the Directors;

(c)	of all resolutions and proceedings at all meetings of the Company and of the Directors and of committees of Directors.

93.	The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

94.	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

95.	The Board may, from time to time, and except as required by applicable Law or Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company and determine on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time.

MANAGEMENT

96.	(a)	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three (3) next following paragraphs shall be without prejudice to the general powers conferred by this paragraph.

(b)	Subject to the Statute, Designated Stock Exchange Rules and these Articles, the Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any Persons to be members of such committees or local boards or any managers or agents and may fix their remuneration.

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(c)	The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and authorise the members for the time being of any such local board, or any of them to fill up any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any Person so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

(d)	Any such delegates as aforesaid may be authorised by the Directors to subdelegate all or any of the powers, authorities, and discretions for the time being vested in them.

MANAGING DIRECTORS

97.	The Directors may, from time to time, appoint one or more of their body (but not an alternate Director) to the office of Managing Director for such term and at such remuneration (whether by way of salary, commission, participation in profits, or partly in one way and partly in another) as they may think fit but his appointment shall be subject to determination ipso facto if he ceases from any cause to be a Director and no alternate Director appointed by him can act in his stead as a Director or Managing Director.

98.	The Directors may entrust to and confer upon a Managing Director any of the powers exercisable by them upon such terms and conditions and with such restrictions as they may think fit and either collaterally with or to the exclusion of their own powers and may from time to time revoke, withdraw, alter or vary all or any of such powers.

PROCEEDINGS OF DIRECTORS

99.	Except as otherwise provided by these Articles, the Directors shall meet together for the despatch of business, convening, adjourning and otherwise regulating their meetings as they think fit. Questions arising at any meeting shall be decided by a majority of votes of the Directors and alternate Directors present at a meeting at which there is a quorum, the vote of an alternate Director not being counted if his appointor be present at such meeting. In case of an equality of votes, the Chairman shall have a second or casting vote.

100.	A Director or alternate Director may, and the Secretary on the requisition of a Director or alternate Director shall, at any time summon a meeting of the Directors by at least two (2) days’ notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors (or their alternates) either at, before or after the meeting is held and PROVIDED FURTHER if notice is given in person or by electronic communication by the same shall be deemed to have been given on the day it is delivered to the Directors or transmitting organization as the case may be. The provisions of Article 54 shall apply mutatis mutandis with respect to notices of meetings of Directors.

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101.	The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and unless so fixed shall be a majority of the then existing Directors, a Director and his appointed alternate Director being considered only one Person for this purpose, PROVIDED ALWAYS that if there shall at any time be only a sole Director the quorum shall be one. For the purposes of this Article an alternate Director or proxy appointed by a Director shall be counted in a quorum at a meeting at which the Director appointing him is not present.

102.	The continuing Directors may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

103.	The Directors may elect a Chairman of their Board and determine the period for which he is to hold office; but if no such Chairman is elected, or if at any meeting the Chairman is not present within five (5) minutes after the time appointed for holding the same, the Directors present may choose one of their number to be Chairman of the meeting.

104.	The Directors may delegate any of their powers to committees consisting of such member or members of the Board of Directors (including alternate Directors in the absence of their appointors) as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

105.	A committee may meet and adjourn as it thinks proper. Questions arising at any committee meeting shall be determined by a majority of votes of the members of such committee present, and in the case of an equality of votes the committee chairman shall have a second or casting vote.

106.	All acts done by any meeting of the Directors or of a committee of Directors (including any Person acting as an alternate Director) shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any Director or alternate Director, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and qualified to be a Director or alternate Director as the case may be.

107.	Members of the Board of Directors or of any committee thereof may participate in a meeting of the Board or of such committee by means of video conference, teleconference or similar communications equipment by means of which all Persons participating in the meeting can hear each other and participation in a meeting pursuant to this provision shall constitute presence in person at such meeting. A resolution in writing (in one or more counterparts), signed by all the Directors for the time being or all the members of a committee of Directors (an alternate Director being entitled to sign such resolution on behalf of his appointor) shall be as valid and effectual as if it had been passed at a meeting of the Directors or committee as the case may be duly convened and held.

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108.	(a)	A Director may be represented at any meetings of the Board of Directors by a proxy appointed by him in which event the presence or vote of the proxy shall for all purposes be deemed to be that of the Director.

(b)	The provisions of Articles 71-74 shall mutatis mutandis apply to the appointment of proxies by Directors.

VACATION OF OFFICE OF DIRECTOR

109.	The office of a Director shall be vacated:

(a)	if he gives notice in writing to the Company that he resigns the office of Director;

(b)	if he absents himself (without being represented by proxy or an alternate Director appointed by him) from three (3) consecutive meetings of the Board of Directors without special leave of absence from the Directors; and the Board of Directors pass a resolution that he has by reason of such absence vacated office;

(c)	if he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally;

(d)	if he is prohibited by applicable Law or Designated Stock Exchange Rules from being a Director;

(e)	if he is found a lunatic or becomes of unsound mind; or

(f)	if he is removed pursuant to other provisions of these Articles.

APPOINTMENT AND REMOVAL OF DIRECTORS

110.	The Company may by Ordinary Resolution appoint any Person to be a Director and may in like manner remove any Director and may in like manner appoint another Person in his stead.

111.	The Directors shall have power at any time and from time to time to appoint any Person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors but so that the total amount of Directors (exclusive of alternate Directors) shall not at any time exceed the number fixed in accordance with these Articles. Any Director so appointed shall hold office only until the first annual general meeting of the Company after his appointment and shall then be eligible for re-election at that meeting.

112.	A Director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated.

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113.	A Director may be removed from office by Ordinary Resolution of the Company or the affirmative vote of a simple majority of the other Directors present and voting at a Board meeting before the expiration of his term of office, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). A vacancy on the Board created by the removal of a Director under the previous sentence may be filled by Ordinary Resolution or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting. The notice of any meeting at which a resolution to remove a Director shall be proposed or voted upon must contain a statement of the intention to remove that Director and such notice must be served on that Director not less than five (5) days before the meeting. Such Director is entitled to attend the meeting and be heard on the motion for his removal.

PRESUMPTION OF ASSENT

114.	A Director of the Company who is present at a meeting of the Board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the Person acting as the Secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to such Person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

SEAL

115.	(a)	The Company may, if the Directors so determine, have a Seal which shall, subject to paragraph (c) hereof, only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors in that behalf and every instrument to which the Seal has been affixed shall be signed by one Person who shall be either a Director or the Secretary or some Person appointed by the Directors for the purpose.

(b)	The Company may have a duplicate Seal or Seals each of which shall be a facsimile of the Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

(c)	A Director, Secretary or other officer or representative or attorney may without further authority of the Directors affix the Seal of the Company over his signature alone to any document of the Company required to be authenticated by him under Seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

OFFICERS

116.	Subject to these Articles, the Directors may from time to time appoint any Person, whether or not a Director, to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, the office of president, chief executive officer, chief financial officer, chief operating officer, chief risk officer, chief technology officer, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any Person so appointed by the Directors may be removed by the Directors.

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DIVIDENDS, DISTRIBUTIONS AND RESERVE

117.	Subject to the Statute, the Directors may from time to time declare dividends (including interim dividends) and distributions on shares of the Company outstanding and authorise payment of the same out of the funds of the Company lawfully available therefor.

118.	The Directors may, before declaring any dividends or distributions, set aside such sums as they think proper as a reserve or reserves which shall at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the like discretion, be employed in the business of the Company.

119.	No dividend or distribution shall be payable except out of the profits of the Company, realised or unrealised, or out of the Share Premium Account or as otherwise permitted by the Statute.

120.	Subject to the rights of Persons, if any, entitled to shares with special rights as to dividends or distributions, if dividends or distributions are to be declared on a class of shares they shall be declared and paid according to the amounts paid or credited as paid on the shares of such class outstanding on the record date for such dividend or distribution as determined in accordance with these Articles but no amount paid or credited as paid on a share in advance of calls shall be treated for the purpose of this Article as paid on the share.

121.	The Directors may deduct from any dividend or distribution payable to any Member all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

122.	The Directors may declare that any dividend or distribution be paid wholly or partly by the distribution of specific assets and in particular of paid up shares, debentures, or debenture stock of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees as may seem expedient to the Directors.

123.	Any dividend, distribution, interest or other monies payable in cash in respect of shares may be paid in any manner determined by the Directors. If paid by cheque or warrant, it will be sent through the post directed to the registered address of the holder or, in the case of joint holders, to the holder who is first named on the register of Members or to such Person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the Person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any dividends, bonuses, or other monies payable in respect of the share held by them as joint holders.

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124.	No dividend or distribution shall bear interest against the Company.

125.	Any dividend which cannot be paid to a Member and/or which remains unclaimed after six (6) months from the date of declaration of such dividend may, in the discretion of the Directors, be invested or otherwise made use of by the Board for the benefit of the Company until claimed. Any dividend which remains unclaimed after a period of six (6) years from the date of declaration of such dividend shall be forfeited and shall revert to the Company.

CAPITALISATION

126.	Subject to applicable Law, the Directors may:

(i)	resolve to capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the Share Premium Account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution;

(ii)	appropriate the sum resolved to be capitalised to the Members in proportion to the nominal amount of shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(a)	paying up the amounts (if any) for the time being unpaid on shares held by them respectively, or

(b)	paying up in full unissued shares or debentures of a nominal amount equal to that sum,

and allot the shares or debentures, credited as fully paid, to the Members (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to Members credited as fully paid;

(iii)	make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(iv)	authorise a Person to enter (on behalf of all the Members concerned) into an agreement with the Company providing for either:

(a)	the allotment to the Members respectively, credited as fully paid, of shares or debentures to which they may be entitled on the capitalisation, or

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(b)	the payment by the Company on behalf of the Members (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing shares, and any such agreement made under this authority being effective and binding on all those Members; and

(v)	generally do all acts and things required to give effect to the resolution.

127.	Notwithstanding any provisions in these Articles and subject to the Statute, the Directors may resolve to capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the Share Premium Account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution by applying such sum in paying up in full unissued shares to be allotted and issued to:

(i)	employees (including Directors) or service providers of the Company or its affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such Persons that has been adopted or approved by the Directors or the Members;

(ii)	any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such Persons that has been adopted or approved by the Directors or Members; or

(iii)	any depositary of the Company for the purposes of the issue, allotment and delivery by the depositary of ADSs to employees (including Directors) or service providers of the Company or its affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such Persons that has been adopted or approved by the Directors or the Members.

BOOKS OF ACCOUNT

128.	The Directors shall cause proper books of account to be kept with respect to:

(a)	all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place;

(b)	all sales and purchases of goods by the Company; and

(c)	the assets and liabilities of the Company.

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Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

129.	The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

130.	The Directors may from time to time cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by Law.

AUDIT

131.	Subject to applicable Law and Designated Stock Exchange Rules, the Company by Ordinary Resolution or a committee of Independent Director(s) (being a body that is independent of the Board) may appoint an Auditor of the Company who shall hold office until removed from office by Ordinary Resolution or by a committee of Independent Director(s) (being a body that is independent of the Board).

132.	The remuneration of the Auditor shall be approved by Ordinary Resolution or by a committee of Independent Director(s) (being a body that is independent of the Board).

133.	Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

134.	Auditors shall at the next annual general meeting following their appointment and at any other time during their term of office, upon request of the Directors or any general meeting of the Members, make a report on the accounts of the Company in general meeting during their tenure of office.

SHARE PREMIUM ACCOUNT

135.	The Directors shall in accordance with the Statute establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any share.

136.	There shall be debited to any Share Premium Account on the redemption or purchase of a share the difference between the nominal value of such share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Statute, out of capital.

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NOTICES

137.	Except as otherwise provided in these Articles, and subject to the rules of the Designated Stock Exchanges, any notice or document may be served by the Company or by the Person entitled to give notice to any Member either personally, or by posting it airmail or air courier service in a prepaid letter addressed to such Member at his address as appearing in the register of Members, or by electronic mail to any electronic mail address such Member may have specified in writing for the purpose of such service of notices, or by facsimile or by placing it on the Company’s Website.

138.	Any Member present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

139.	Any notice or other document, if served by:

(i)	post, shall be deemed to have been served five (5) days after the time when the letter containing the same is posted;

(ii)	facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(iii)	recognised courier service, shall be deemed to have been served forty-eight (48) hours after the time when the letter containing the same is delivered to the courier service;

(iv)	electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail; or

(v)	placing it on the Company’s Website, shall be deemed to have been served twelve (12) hours after the notice or document is placed on the Company’s Website.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

140.	A notice may be given by the Company to the joint holders of record of a share by giving the notice to the joint holder first named on the register of Members in respect of the share.

141.	A notice may be given by the Company to the Person or Persons which the Company has been advised are entitled to a share or shares in consequence of the death or bankruptcy of a Member by sending it through the post as aforesaid in a pre-paid letter addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the Persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

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142.	Notice of every general meeting shall be given in any manner hereinbefore authorised to:

(a)	every Person shown as a Member in the register of Members as of the record date for such meeting and who has supplied to the Company an address, facsimile number or e-mail address for the giving of notices to them, except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the register of Members; and

(b)	every Person upon whom the ownership of a share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member of record where the Member of record but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

UNTRACEABLE MEMBERS

143.	The Company shall be entitled to sell any shares of a Member or the shares to which a person is entitled by virtue of transmission on death or bankruptcy or operation of law if and provided that:

(a)	all cheques or warrants, not being less than three (3) in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of twelve (12) years;

(b)	the Company has not during that time or before the expiry of the three (3)-month period referred to Article 143(d) received any indication of the whereabouts or existence of the Member or person entitled to such shares by death, bankruptcy or operation of law;

(c)	during the twelve (12)-year period, at least three (3) dividends in respect of the shares in question have become payable and no dividend during that period has been claimed by the Member; and

(d)	upon expiry of the twelve (12)-year period, the Company has caused an advertisement to be published in the newspapers or, subject to the Designated Stock Exchange Rules, by electronic communication in the manner in which notices may be served by the Company by electronic means as provided in the Articles, given notice of its intention to sell such shares, and a period of three (3) months has elapsed since such advertisement or such electronic communication, as applicable, and the Designated Stock Exchange has been notified of such intention.

The net proceeds of any such sale shall belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former Member for an amount equal to such net proceeds.

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144.	To give effect to any sale contemplated by Article 143, the Company may appoint any person to execute as transferor an instrument of transfer of the said shares and such other documents as are necessary to effect the transfer, and such documents shall be as effective as if they had been executed by the registered holder of or person entitled by transmission to such shares and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto. The net proceeds of sale shall belong to the Company which shall be obliged to account to the former Member or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former Member or other person in the books of the Company as a creditor for such amount. No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments (other than shares or other securities in or of the Company or its holding company if any) or as the Directors may from time to time think fit.

INFORMATION

145.	Subject to the relevant laws, rules and regulations applicable to the Company, no Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

146.	Subject to the due compliance with the relevant laws, rules and regulations applicable to the Company, the Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the register and transfer books of the Company.

147.	The Board, or any service providers (including the officers, the Secretary and the registered office agent of the Company) specifically authorised by the Board, shall be entitled to disclose to any Governmental Authority or to the Designated Stock Exchange any information regarding the affairs of the Company including without limitation information contained in the register of Members and books of the Company.

WINDING UP

148.	Subject to the Statute, the Company may by Special Resolution resolve that the Company be wound up voluntarily.

149.	If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Statute, divide amongst the Members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any shares or other securities whereon there is any liability.

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150.	If the Company shall be wound up, and the assets available for distribution amongst the Members as such shall be insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively. And if in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed amongst the Members in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. This Article is to be without prejudice to the rights of the holders of shares issued upon special terms and conditions.

INDEMNITY

151.	The Directors and officers for the time being of the Company and any trustee for the time being acting in relation to any of the affairs of the Company and their heirs, executors, administrators and personal representatives respectively shall be indemnified out of the assets of the Company from and against all actions, proceedings, costs, charges, losses, damages and expenses which they or any of them shall or may incur or sustain by reason of any act done or omitted in or about the execution of their duty in their respective offices or trusts, except such (if any) as they shall incur or sustain by or through their own wilful neglect or default respectively and no such Director, officer or trustee shall be answerable for the acts, receipts, neglects or defaults of any other Director, officer or trustee or for joining in any receipt for the sake of conformity or for the solvency or honesty of any banker or other Persons with whom any monies or effects belonging to the Company may be lodged or deposited for safe custody or for any insufficiency of any security upon which any monies of the Company may be invested or for any other loss or damage due to any such cause as aforesaid or which may happen in or about the execution of his office or trust unless the same shall happen through the wilful neglect or default of such Director, Officer or trustee.

FINANCIAL YEAR

152.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

AMENDMENTS OF ARTICLES

153.	Subject to the Statute, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

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TRANSFER BY WAY OF CONTINUATION

154.	If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

MERGERS AND CONSOLIDATIONS

155.	The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.

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Exhibit B

Markup Version of the Amended and Restated M&A

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION OF

NETEASE, INC.

(Adopted by ~~special resolution~~Special Resolution passed on June ~~23~~15, ~~2021~~2023)

1.	The name of the Company is NETEASE, INC.

2.	The ~~Registered Office~~registered office of the Company shall be at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place as the Directors may from time to time decide.

3.	The objects for which the Company is established are unrestricted and ~~shall include, but without limitation, the following:~~the Company shall have full power and authority to carry out any object not prohibited by the Companies Act (As Revised), or any other law of the Cayman Islands.

~~(i)~~	~~(a)~~	~~To carry on the business of an investment company and to act as promoters and entrepreneurs and to carry on business as financiers, capitalists, concessionaires, merchants, brokers, traders, dealers, agents, importers and exporters and to undertake and carry on and execute all kinds of investment, financial, commercial, mercantile, trading and other operations.~~

~~(b)~~	~~To carry on whether as principals, agents or otherwise howsoever the business of realtors, developers, consultants, estate agents or managers, builders, contractors, engineers, manufacturers, dealers in or vendors of all types of property including services.~~

~~(ii)~~	~~To exercise and enforce all rights and powers conferred by or incidental to the ownership of any shares, stock, obligations or other securities including without prejudice to the generality of the foregoing all such powers of veto or control as may be conferred by virtue of the holding by the Company of some special proportion of the issued or nominal amount thereof, to provide managerial and other executive services.~~

~~(iii)~~	~~To purchase or otherwise acquire, to sell, exchange, surrender, lease, mortgage, charge, convert, turn to account, dispose of and deal with real and personal property and rights of all kinds and, in particular, mortgages, debentures, produce, concessions, options, contracts, patents, annuities, licences, stocks, shares, bonds, policies, book debts, business concerns, undertakings, claims, privileges and choses in action of all kinds.~~

~~(iv)~~	~~To subscribe for, conditionally or unconditionally, to underwrite, issue on commission or otherwise, take, hold, deal in and convert stocks, shares and securities of all kinds and to enter into partnership or into any arrangement for sharing profits, reciprocal concessions or cooperation with any person or company and to promote and aid in promoting, to constitute, form or organise any company, syndicate or partnership of any kind, for the purpose of acquiring and undertaking any property and liabilities of the Company or of advancing, directly or indirectly, the objects of the Company or for any other purpose which the Company may think expedient.~~

~~(v)~~	~~To stand surety for or to guarantee, support or secure the performance of all or any of the obligations of any person, firm or company whether or not related or affiliated to the Company in any manner and whether by personal covenant or by mortgage, charge or lien upon the whole or any part of the undertaking, property and assets of the Company, both present and future, including its uncalled capital or by any such method and whether or not the Company shall receive valuable consideration therefor.~~

~~(vi)~~	~~To engage in or carry on any other lawful trade, business or enterprise which may at any time appear to the Directors or the Company capable of being conveniently carried on in conjunction with any of the aforementioned businesses or activities or which may appear to the Directors or the Company likely to be profitable to the Company.~~

~~In the interpretation of this Memorandum of Association in general and of this Clause 3 in particular no object, business or power specified or mentioned shall be limited or restricted by reference to or inference from any other object, business or power, or the name of the Company, or by the juxtaposition of two or more objects, businesses or powers and that, in the event of any ambiguity in this clause or elsewhere in this Memorandum of Association, the same shall be resolved by such interpretation and construction as will widen and enlarge and not restrict the objects, businesses and powers of and exercisable by the Company.~~

~~4.~~	~~Except as prohibited or limited by the Companies Act (As Revised), the Company shall have full power and authority to carry out any object and shall have and be capable of from time to time and at all times exercising any and all of the powers at any time or from time to time exercisable by a natural person or body corporate in doing in any part of the world whether as principal, agent, contractor or otherwise whatever may be considered by it necessary for the attainment of its objects and whatever else may be considered by it as incidental or conducive thereto or consequential thereon, including, but without in any way restricting the generality of the foregoing, the power to make any alterations or amendments to this Memorandum of Association and the Articles of Association of the Company considered necessary or convenient in the manner set out in the Articles of Association of the Company, and the power to do any of the following acts or things, viz: to pay all expenses of and incidental to the promotion, formation and incorporation of the Company; to register the Company to do business in any other jurisdiction; to sell, lease or dispose of any property of the Company; to draw, make, accept, endorse, discount, execute and issue promissory notes, debentures, bills of exchange, bills of lading, warrants and other negotiable or transferable instruments; to lend money or other assets and to act as guarantors; to borrow or raise money on the security of the undertaking or on all or any of the assets of the Company including uncalled capital or without security; to invest monies of the Company in such manner as the Directors determine; to promote other companies; to sell the undertaking of the Company for cash or any other consideration; to distribute assets in specie to Members of the Company; to make charitable or benevolent donations; to pay pensions or gratuities or provide other benefits in cash or kind to Directors, officers, employees, past or present and their families; to purchase Directors and officers liability insurance and to carry on any trade or business and generally to do all acts and things which, in the opinion of the Company or the Directors, may be conveniently or profitably or usefully acquired and dealt with, carried on, executed or done by the Company in connection with the business aforesaid PROVIDED THAT the Company shall only carry on the businesses for which a licence is required under the laws of the Cayman Islands when so licensed under the terms of such laws.~~

~~5~~4.	The liability of each Member is limited to the amount from time to time unpaid on such Member’s shares.

~~6~~5.	The share capital of the Company is US$100,030,000 divided into 1,000,300,000,000 shares of a nominal or par value of US$0.0001 each with power for the Company ~~insofar~~, in so far as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained.

~~7.~~	~~If the Company is registered as exempted, its operations will be carried on subject to the provisions of Section 174 of the Companies Act (As Revised) and, subject to the provisions of the Companies Act (As Revised) and the Articles of Association, it shall have~~6. The Company has the power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7.	Capitalised terms that are not defined in this Memorandum of Association bear the same meaning as those given in the Articles of Association of the Company.

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF

NETEASE, INC.

(Adopted by ~~special resolution~~Special Resolution passed on June ~~23~~15, ~~2021~~2023)

1.	In these Articles Table A in the Schedule to the Statute does not apply and, unless there be something in the subject or context inconsistent therewith,

“ADS”	means an American depositary share representing the Company’s ordinary shares.
“Articles”	means these Articles as originally framed or as from time to time altered by Special Resolution.
“Auditors”	means the ~~persons~~Persons for the time being performing the duties of auditors of the Company.
“Board” or “Board of Directors”	means the board of Directors of the Company for the time being.
“Chairman”	means the chairman of the Board.
“class” or “classes”	means any class or classes of shares as may from time to time be issued by the Company.
“Company”	means the above-named Company.
“Company’s Website”	means the website of the Company, the address or domain name of which has been notified to Members.
“Communication Facilities”	means technology by which natural persons are capable of hearing and being heard by each other, and if the Directors so determine in respect of any general meeting of the Members, the functional equivalent for those with no or impaired hearing.
“debenture”	means debenture stock, mortgages, bonds and any other such securities of the Company whether constituting a charge on the assets of the Company or not.
“Designated Stock Exchanges”	means The Nasdaq Stock Market in the United States and The Stock Exchange of Hong Kong Limited for so long as the Company’s shares or ADSs are there listed or admitted for trading and any other stock exchange on which the Company’s shares, ADSs or other depositary shares representing shares are listed or admitted for trading.

“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any shares, ADSs or other depositary shares representing shares on the Designated Stock Exchanges.
“Directors”	means the directors for the time being of the Company.
“dividend”	includes bonus.
“electronic”	means the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor.
“electronic communication”	means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board.
“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor.
“Governmental Authority”	means any national, provincial, municipal or local government, administrative or regulatory body or department, court, tribunal, arbitrator or anybody that exercises the function of a regulator.
“Independent Director”	means a Director who is an independent director as defined in the Designated Stock Exchange Rules as determined by the Board.
“Law”	means any federal, state, territorial, foreign or local law, common law, statute, ordinance, rule, regulation, code, measure, notice, circular, opinion or order of any Governmental Authority, including any rules promulgated by a regulatory body.
“Member”	shall bear the meaning as ascribed to it in the Statute.
“Memorandum of Association”	means the memorandum of association of the Company, as amended or substituted from time to time.

“~~month~~Ordinary Resolution”

means a resolution:

(a)           passed by a simple majority of the votes cast by Members who, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company, regard being had in computing a majority to the number of votes to which each Member is entitled; or

~~means calendar month.~~(b)            approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed.

“paid-up”	means paid-up and/or credited as paid-up.
“Person”	means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires.
“Present”	means, in respect of any ~~person~~Person, such ~~person’s~~Person’s presence at a general meeting of Members, which may be satisfied by means of such ~~person~~Person or, if a corporation or other ~~non- natural~~non-natural person, its duly ~~authorized~~authorised representative (or, in the case of any Member, a proxy which has been validly appointed by such Member in accordance with these Articles), being: (a) physically present at the venue specified in the notice convening the meeting; or (b) in the case of any meeting at which Communications Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by Communication Facilities in accordance with procedures specified in the notice convening such general meeting; and “Presence” shall be construed accordingly.
“Seal”	means the common seal of the Company and includes every duplicate seal.
“Secretary”	~~includes an Assistant Secretary and any person~~means any Person appointed to perform the duties of Secretary of the Company.
“share”	~~includes~~means a share in the capital of the Company; all references to “shares” herein shall be deemed to be shares of any or all classes as the context may require; and, for the avoidance of doubt, in these Articles the expression “share” shall include a fraction of a share.

“Share Premium Account”	means the share premium account established in accordance with these Articles and the Statute.
“signed”	means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a Person with the intent to sign the electronic communication;
“Special Resolution”

means a special resolution passed in accordance with the Statute, being a resolution:

(a) in respect of (i) any amendment to the Memorandum or these Articles; or (ii) the voluntary liquidation or winding up of the Company, passed by a majority of not less than three-fourths (3/4) of all votes cast by such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting (of which notice specifying the intention to propose the resolution as a special resolution has been duly given) and in computing the majority regard shall be had to the number of votes to which each Member is entitled; or

(b) in respect of any matter that requires a special resolution (other than those specified in paragraph (a) above), passed by a majority of not less than two-thirds (2/3) of all votes cast by such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company (of which notice specifying the intention to propose the resolution as a special resolution has been duly given) and in computing the majority regard shall be had to the number of votes to which each Member is entitled; or

~~has the same meaning as in the Statute and includes a resolution approved in writing as described therein.~~(c) approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed.

“Statute”	means the Companies Act (As Revised) of the Cayman Islands as amended and every statutory modification or re-enactment thereof for the time being in force.
“Treasury Share”	means a share held in the name of the Company as a treasury share in accordance with the Statute.
“Virtual Meeting”	means any general meeting of the Members at which the Members (and any other permitted participants of such meeting, including without limitation the Chairman and any Directors) are permitted to be Present solely by means of Communications Facilities.
~~“written” and “in writing”~~	~~include all modes of representing or reproducing words in visible form.~~

2.	In these Articles, save where the context requires otherwise:

~~Words~~a)     words importing the singular number ~~only~~shall include the plural number and ~~vice-versa.~~vice versa;

~~Words~~b)     words importing the masculine gender only shall include the feminine gender~~.~~ and any Person as the context may require;

~~Words importing persons only include corporations.~~

c)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

d)	reference to a U.S. dollar or U.S. dollars (or US$) and to a cent or cents is reference to dollars and cents of the United States of America;

e)	reference to a statutory enactment shall include reference to any amendment or re- enactment thereof for the time being in force;

f)	reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion (subject, for the avoidance of doubt, to such determination being in accordance with their fiduciary and other duties as Directors) and shall be applicable either generally or in any particular case;

g)	reference to “written” or “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing or partly one and partly another;

h)	any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms; and

i)	Sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

3.	Subject to the last two preceding Articles, any words defined in the Statute shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

~~2~~4.	The business of the Company may be commenced as soon after incorporation as the Directors shall see fit, notwithstanding that part only of the shares may have been allotted.

~~3~~5.	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company including the expenses of registration.

CERTIFICATES FOR SHARES

~~4~~6.	Certificates representing shares of the Company shall be in such form as shall be determined by the Directors. Such certificates may be under Seal. All certificates for shares shall be consecutively numbered or otherwise identified and shall specify the shares to which they relate. The name and address of the ~~person~~Person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered in the register of Members of the Company. All certificates surrendered to the Company for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and cancelled. The Directors may authorise certificates to be issued with the ~~seal~~Seal and signed with authorised signature(s) affixed by some method or system of mechanical process.

~~5~~7.	Notwithstanding Article ~~4~~6 of these Articles, if a share certificate be defaced, lost or destroyed, it may be renewed on payment of a fee of one dollar (US$1.00) or such less sum and on such terms (if any) as to evidence and indemnity and the payment of the expenses incurred by the Company in investigating evidence, as the Directors may prescribe, subject to any applicable Designated Stock Exchange Rules.

ISSUE OF SHARES

~~6~~8.	Subject to the provisions, if any, in that behalf in the Memorandum of Association, where applicable, Designated Stock Exchange Rules, and ~~to~~ any direction that may be given by the Company in general meeting and without prejudice to any special rights previously conferred on the holders of existing shares, the Directors may allot, issue, grant options over, issue warrants or similar instruments with respect to or otherwise dispose of shares of the Company (including fractions of a share) with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such ~~persons~~Persons, at such times and on such other terms as they think proper. The Company shall not issue shares in bearer form.

9.	The Directors may authorise the division of shares into any number of classes and the different classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different classes (if any) may be fixed and determined by the Directors or by a Special Resolution. The Directors may issue shares with such preferred or other rights, all or any of which may be greater than the rights of the Company’s ordinary shares, at such time and on such terms as they may think appropriate.

10.	The Directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

~~7~~11.	~~The Company shall maintain a register of its Members and every person~~Every Person whose name is entered as a Member in the register of Members shall be entitled without payment to receive within two (2) months after allotment or lodgement of transfer (or within such other period as the conditions of issue shall provide or as required by Designated Stock Exchange Rules) one certificate for all his shares or several certificates each for one or more of his shares upon payment of fifty cents (US$0.50) for every certificate after the first or such less sum as the Directors shall from time to time determine, subject to Designated Stock Exchange Rules, provided that in respect of a share or shares held jointly by several ~~persons~~Persons the Company shall not be bound to issue more than one certificate and delivery of a certificate for a share to one of the several joint holders shall be sufficient delivery to all such holders.

REGISTER OF MEMBERS

12.	The Company shall maintain or cause to be maintained the register of Members in accordance with the Statute.

13.	The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time. The principal register and the branch register or registers shall together be treated as the register of Members for the purposes of the Articles.

14.	The Directors may, in their absolute discretion, at any time transfer any share on the principal register to any branch register or any share on any branch register to the principal register or any other branch register.

15.	For so long as any shares are listed or admitted for trading on a Designated Stock Exchange, title to such shares may be evidenced and transferred in accordance with the applicable Designated Stock Exchange Rules. The register of Members maintained by the Company in respect of such shares (whether the principal register or a branch register) may be kept by recording the particulars required by section 40 of the Statute in a form otherwise than legible (provided it is capable of being reproduced in a legible form) if such recording otherwise complies with the applicable Designated Stock Exchange Rules that are or shall be applicable to such shares.

16.	Except when a register is closed and, if applicable, subject to the additional provisions of Article 48, the branch register maintained in Hong Kong shall during business hours be kept open for inspection by any Member without charge. The reference to business hours in this Article is subject to such reasonable restrictions as the Company in general meeting may impose, but so that not less than two hours in each business day is to be allowed for inspections. Subject to applicable laws and Designated Stock Exchange Rules, the branch register in Hong Kong may, after notice has been given by announcement or by electronic communication or by advertisement in an appointed newspaper and where applicable, any other newspapers in accordance with the requirements of any Designated Stock Exchange Rule to that effect, be closed on terms equivalent to section 632 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) as at the date of the adoption of these Articles (or the equivalent provision from time to time) at such times or for such periods not exceeding in the whole thirty (30) days in each year as the Board may determine and either generally or in respect of any class of shares.

TRANSFER OF SHARES

17.	Subject to these Articles and Designated Stock Exchanges Rules, any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchanges or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or a central depository house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time.

~~8~~18.	The instrument of transfer of any share shall be in writing and shall be executed by or on behalf of the transferor and if in respect of a nil or partly paid up share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain ~~the holder of a share~~a Member until the name of the transferee is entered in the register of Members in respect ~~thereof~~of the relevant shares.

19.	The Directors may decline to register any transfer of shares where holders proposing or effecting the transfers of the shares are subject to binding written agreements or applicable Laws which restrict the transfer of the shares held by such holders and such holders have not complied with the terms of such agreements or the restrictions have not been waived in accordance with their terms, or such applicable Law, as the case may be.

20.	The Directors may in their absolute discretion decline to register any transfer of shares which is not fully paid up or on which the Company has a lien. The Directors may also decline to register any transfer of any share unless:

(i)	the instrument of transfer is lodged with the Company, accompanied by the certificate for the shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)	the instrument of transfer is in respect of only one class of shares;

(iii)	the instrument of transfer is properly stamped, if required;

(iv)	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four (4); and

(v)	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board may from time to time require, is paid to the Company in respect thereof.

21.	The registration of transfers may, after compliance with any notice required by the Designated Stock Exchange Rules, be suspended and the register of Members closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that, subject to Article 48, such registration of transfer shall not be suspended nor the register of Members closed for more than thirty (30) days in any calendar year.

22.	All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any shares, they shall within three (3) months after the date on which the instrument of transfer was lodged with the Company send notice of the refusal to each of the transferor and the transferee.

REDEEMABLE SHARES

~~9~~23.	(a)	Subject to the provisions of the Statute ~~and~~, the Memorandum of Association, and, where applicable, Designated Stock Exchange Rules and/or the rules of any competent Governmental Authority, shares may be issued on the terms that they are, or at the option of the Company or the holder are, to be redeemed on such terms and in such manner ~~as the Company~~, before the issue of the shares, as may be determined by the Board or by Members by Special Resolution ~~determine~~.

(b)	Subject to the provisions of the Statute ~~and~~, the Memorandum of Association and, where applicable, Designated Stock Exchange Rules and/or the rules of any competent Governmental Authority, the Company may purchase its own shares (including any redeemable shares or fractions of a share)~~, including any redeemable shares~~, provided that the manner of purchase has first been authorised by the Directors or by the Company in general meeting and may make payment therefor in any manner authorised by the Statute, including out of capital, provided further that no repurchase may be made contrary to the terms or manner recommended by the Directors.

VARIATION OF RIGHTS OF SHARES

~~10~~24.	If at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound-up, only be varied with the consent in writing of the holders of three-fourths ~~of~~(3/4) of the voting rights of the issued shares of that class, or with the sanction of a ~~Special Resolution~~resolution passed at a separate general meeting ~~of~~by the holders of a majority of not less than three-fourths (3/4) of the shares of that class Present and voting at such a meeting.

The provisions of these Articles relating to general meetings shall apply, mutatis mutandis, to every such general meeting of the holders of one class of shares except that the necessary quorum shall be one ~~person~~Person holding or representing by proxy at least one-third (1/3) of the voting rights of the issued shares of the class ~~and that any holder of shares of the class present in person or by proxy may demand a poll~~.

~~11~~25.	The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking ~~pan i passu therewith.~~equally with or in priority or subsequent to such existing class or the redemption or purchase of any shares of any class by the Company. The rights of the holders of shares shall not be deemed to be varied or abrogated by the creation or issue of shares with preferred or other rights.

COMMISSION ON SALE OF SHARES

~~12~~26.	The Company may, in so far as the Statute from time to time permits, pay a commission to any ~~person~~Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any shares of the Company. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.

NON-RECOGNITION OF TRUSTS

~~13~~27.	No ~~person~~Person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future~~,~~  or partial interest in any share, or any interest in any fractional part of a share, or (except only as is otherwise provided by these Articles or the Statute) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

LIEN ON SHARES

~~14~~28.	The Company shall have a first and paramount lien and charge on all shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other ~~person~~Person, whether a Member or not, but the Directors may at any time declare any share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such share shall operate as a waiver of the ~~Company's~~Company’s lien (if any) thereon. The ~~Company's~~Company’s lien (if any) on a share shall extend to all dividends or other monies payable in respect thereof.

~~15~~29.	The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless a sum in respect of which the lien exists is presently payable, nor until the expiration of fourteen (14) days after a notice in writing stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder or holders for the time being of the share, or the ~~person~~Person, of which the Company has notice, entitled thereto by reason of his death or bankruptcy.

~~16~~30.	To give effect to any such sale the Directors may authorise some ~~person~~Person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

~~17~~31.	The proceeds of such sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable and the residue, if any, shall (subject to a like lien for sums not presently payable as existed upon the shares before the sale) be paid to the ~~person~~Person entitled to the shares at the date of the sale.

CALL ON SHARES

~~18~~32.	(a)	The Directors may from time to time make calls upon the Members in respect of any monies unpaid on their shares (whether on account of the nominal value of the shares or by way of premium or otherwise) and not by the conditions of allotment thereof made payable at fixed terms, provided that no call shall be payable at less than one (1) month from the date fixed for the payment of the last preceding call, and each Member shall (subject to receiving at least fourteen (14) days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the shares. A call may be revoked or postponed as the Directors may determine. A call may be made payable by instalments.

(b)	A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

(c)	The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

~~19~~33.	If a sum called in respect of a share is not paid before or on a day appointed for payment thereof, the ~~persons~~Persons from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate not exceeding ten per cent (10%) per annum as the Directors may determine, but the Directors shall be at liberty to waive payment of such interest either wholly or in part.

~~20~~34.	Any sum which by the terms of issue of a share becomes payable on allotment or at any fixed date, whether on account of the nominal value of the share or by way of premium or otherwise, shall for the purposes of these Articles be deemed to be a call duly made, notified and payable on the date on which by the terms of issue the same becomes payable, and in the case of non-payment all the relevant provisions of these Articles as to payment of interest forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

~~21~~35.	The Directors may, on the issue of shares, differentiate between the holders as to the amount of calls or interest to be paid and the times of payment.

~~22~~36.	(a)	The Directors may, if they think fit, receive from any Member willing to advance the same, all or any part of the monies uncalled and unpaid upon any shares held by him, and upon all or any of the monies so advanced may (until the same would but for such advances, become payable) pay interest at such rate ~~not exceeding (unless the Company in general meeting shall otherwise direct) seven per cent per annum,~~ as may be agreed upon between the Directors and the Member paying such sum in advance.

(b)	No such sum paid in advance of calls shall entitle the Member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES

~~23~~37.	(a) If a Member fails to pay any call or instalment of a call or to make any payment required by the terms of issue on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of the call, instalment or payment remains unpaid, give notice requiring payment of so much of the call, instalment or payment as is unpaid, together with any interest which may have accrued and all expenses that have been incurred by the Company by reason of such non-payment. Such notice shall name a day (not earlier than the expiration of fourteen (14) days from the date of giving of the notice) on or before which the payment required by the notice is to be made, and shall state that, in the event of non-payment at or before the time appointed the shares in respect of which such notice was given will be liable to be forfeited.

(b)	If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before the forfeiture.

(c)	A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

~~24~~38.	A ~~person~~Person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all monies which, at the date of forfeiture were payable by him to the Company in respect of the shares together with interest thereon, but his liability shall cease if and when the Company shall have received payment in full of all monies whenever payable in respect of the shares.

~~25~~39.	A certificate in writing under the hand of one Director or the Secretary of the Company that a share in the Company has been duly forfeited on a date stated in the declaration shall be conclusive evidence of the fact therein stated as against all ~~persons~~Persons claiming to be entitled to the share. The Company may receive the consideration given for the share on any sale or disposition thereof and may execute a transfer of the share in favour of the ~~person~~Person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

~~26~~40.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium as if the same had been payable by virtue of a call duly made and notified.

REGISTRATION OF EMPOWERING INSTRUMENTS

~~27~~41.	The Company shall be entitled to charge a fee not exceeding one dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

TRANSMISSION OF SHARES

~~28~~42.	In case of the death of a Member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole holder, shall be the only ~~persons~~Persons recognised by the Company as having any title to his interest in the shares, but nothing herein contained shall release the estate of any such deceased holder from any liability in respect of any shares which had been held by him solely or jointly with other ~~persons~~Persons.

~~29~~43.	(a)	Any ~~person~~Person becoming entitled to a share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may from time to time be required by the Directors and subject as hereinafter provided, elect either to be registered himself as holder of the share or to make such transfer of the share to such other ~~person~~Person nominated by him as the deceased or bankrupt ~~person~~Person could have made and to have such ~~person~~Person registered as the transferee thereof, but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by that Member before his death or bankruptcy as the case may be.

(b)	If the ~~person~~Person so becoming entitled shall elect to be registered himself as holder he shall deliver or send to the Company a notice in writing signed by him stating that he so elects.

~~30~~44.	A ~~person~~Person becoming entitled to a share by reason of the death or bankruptcy or liquidation or dissolution of the holder (or in any other case than by transfer) shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a Member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company PROVIDED HOWEVER that the Directors may at any time give notice requiring any such ~~person~~Person to elect either to be registered himself or to transfer the share and if the notice is not complied with within ninety (90) days the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the share until the requirements of the notice have been complied with.

AMENDMENT OF MEMORANDUM OF ASSOCIATION, ALTERATION OF SHARE
CAPITAL & CHANGE OF LOCATION OF REGISTERED OFFICE

~~31~~45.	(a)	Subject to and in so far as permitted by the provisions of the Statute, the Company may from time to time by Special Resolution alter or amend its Memorandum of Association with respect to any objects, powers or other matters specified therein provided always that the Company may by ~~ordinary resolution~~Ordinary Resolution:

(i)            increase the share capital by such sum to be divided into shares of such amount or without nominal or par value as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(ii)           consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(iii)          by subdivision of its existing shares or any of them divide the whole or any part of its share capital into shares of smaller amount than is fixed by the Memorandum of Association or into shares without nominal or par value;

(iv)         cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any ~~person~~Person.

(b)	All new shares created hereunder shall be subject to the same provisions with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the shares in the original share capital.

(c)	Without prejudice to Article ~~9~~23 hereof and subject to the provisions of the Statute, the Company may by Special Resolution reduce its share capital and any capital redemption reserve fund.

(d)	Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its registered office.

TREASURY SHARES

46.	The Directors may, prior to the purchase, redemption or surrender of any share, determine that such share shall be held as a Treasury Share.

47.	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

~~32~~48.	For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any dividend, or in order to make a determination of Members for any other proper purpose, the Directors of the Company may, on giving ten (10) business days’ notice (or six (6) business days’ notice in the case of a rights issue) by announcement published on the Designated Stock Exchange’s website or, subject to the Designated Stock Exchange Rules, by electronic communication in the manner in which notices may be served by the Company by electronic means as provided in the Articles or by advertisement published in the newspapers or the Company’s Website, provide that the register of Members shall be closed for transfers for a stated period but not to exceed in any case ~~forty days~~thirty (30) days (or such longer period as the Members may by Ordinary Resolution determine, provided that such period shall not be extended beyond sixty (60) days in any year). If the register of Members shall be so closed for the purpose of determining Members entitled to notice of or to vote at a meeting of Members such register shall be so closed for at least ten (10) days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the register of Members.

~~33~~49.	In lieu of or apart from closing the register of Members, the Directors may fix in advance a date as the record date for any such determination of Members entitled to notice of or to vote at a meeting of the Members and for the purpose of determining the Members entitled to receive payment of any dividend the Directors may, at or within ninety (90) days prior to the date of declaration of such dividend fix a subsequent date as the record date for such determination.

~~34~~50.	If the register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of or to vote at a meeting of Members or Members entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this section, such determination shall apply to any adjournment thereof.

GENERAL MEETING

~~35~~51.	(a)	~~Subject to paragraph (c) hereof, the~~The Company shall within one year of its incorporation and in each financial year of its existence thereafter hold a general meeting as its annual general meeting, to be held within six (6) months after the end of such financial year (or such other period as may be permitted by the Designated Stock Exchange Rules), and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as the Directors shall appoint ~~and if no other time and place is prescribed by them, it shall be held at the registered office on the second Wednesday in December of each year at ten o'clock in the morning~~.

(b)	At these meetings the report of the Directors (if any) shall be presented.

(c)	~~If the Company is exempted as defined in the Statute it may but shall not be obliged to hold an~~All general meetings other than annual general ~~meeting~~meetings shall be called extraordinary general meetings.

~~36~~52.	(a)	The Directors may whenever they think fit, and they shall on the requisition of one or more Members of the Company holding together, at the date of the deposit of the requisition, shares representing not less than ~~one-tenth of such~~10% of the ~~paid-up capital~~voting rights of the Company ~~as at the date of the deposit carries~~which carry the right of voting at general meetings of the Company, on a one vote per share basis in the share capital of the Company, proceed to convene a general meeting of the Company and add resolutions to the meeting agenda.

(b)	The requisition must state the objects of the meeting and the resolutions to be added to the meeting agenda, and must be signed by the requisitionists and deposited at the registered office of the Company and may consist of several documents in like form each signed by one or more requisitionists.

(c)	If the Directors do not within twenty-one (21) days from the date of the deposit of the requisition duly proceed to convene a general meeting, the requisitionists, or any of them representing more than one-half (1/2) of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three (3) months after the expiration of the said twenty-one (21) days.

(d)	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

~~37~~53.	At least ~~14~~twenty-one (21) days~~'~~’ notice in writing shall be given of an annual general meeting ~~or any other~~and at least fourteen (14) days’ notice in writing shall be given of any extraordinary general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place (except in the case of a Virtual Meeting), the day and the hour of the meeting and the general nature of the business and shall be given in manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company PROVIDED that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of Article ~~36~~52 have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of a general meeting called as an annual general meeting by all the Members entitled to attend and vote thereat or their proxies; and

(b)	in the case of any other general meeting by a majority in number of the Members having a right to attend and vote at the meeting, being a majority together holding not less than ~~seventy-five~~ninety-five per cent (95%) in nominal value or in the case of shares without nominal or par value ~~seventy-five~~ninety-five per cent (95%) of the shares in issue, or their proxies.

If the Directors so determine in respect of a specific general meeting or all general meetings of the Company, Presence at the relevant general meeting may be by means of Communication Facilities. In addition, the Directors may determine that any general meeting may be held as a Virtual Meeting and this shall be specified in the notice of meeting. The notice of any general meeting at which Communication Facilities may be ~~utilized~~utilised (including any Virtual Meeting) must set forth the Communications Facilities that will be used, including the procedures to be followed by any Member or other participant of the general meeting utilizing such Communication Facilities.

~~38~~54.	The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a meeting by any ~~person~~Person entitled to receive notice shall not invalidate the proceedings of that meeting.

PROCEEDINGS AT GENERAL MEETINGS

~~39~~55.	No business shall be transacted at any general meeting unless a quorum of Members is Present at the time when the meeting proceeds to business. One or more Members holding shares which carry, in aggregate, not less than one-third (1/3) of the votes attaching to all issued and outstanding shares and entitled to vote, Present at the meeting, shall be a quorum provided always that if the Company has one Member of record the quorum shall be that one Member Present.

56.	If the Directors wish to make a Communication Facility available for a specific general meeting or all general meetings of the Company, participation in any general meeting of the Company may be by means of such Communication Facility and such participation shall be deemed to constitute presence in person at the meeting.

~~40~~57.	A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by all Members for the time being entitled to receive notice of and to attend and vote at general meetings (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

~~41~~58.	If within half an hour from the time appointed for the meeting a quorum is not Present, the meeting, if convened upon the requisition of Members, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and place or to such other time or such other place as the Directors may determine and if at the adjourned meeting a quorum is not Present within half an hour from the time appointed for the meeting, the meeting shall be dissolved.

~~42~~59.	The Chairman, if any, of the Board of Directors shall preside as ~~Chairman~~chairman at every general meeting of the Company~~, or if~~. If there is no ~~such~~ Chairman, or if at any general meeting he ~~shall~~is not ~~be~~ Present within ~~fifteen~~sixty minutes after the time appointed for ~~the~~ holding ~~of~~ the meeting~~,~~  or is unwilling to act~~,~~ as chairman, any Director or Person nominated by the Directors shall preside as chairman, failing which the members Present shall ~~elect one of their number to be Chairman of the~~choose any Person Present to be chairman of that meeting. The ~~Chairman~~chairman of any general meeting shall be entitled to participate at any such general meeting by Communication Facilities, in which event the following provisions shall apply:

(a)	he shall be deemed to be Present at the general meeting; and

(b)	if the Communication Facilities fail to enable the ~~Chairman~~chairman of the general meeting to hear and be heard by other ~~persons~~Persons participating in that meeting constituting at least a quorum as provided for in these Articles, in the reasonable opinion of that ~~Chairman~~chairman, then any Director or Person nominated by the Directors shall preside as ~~Chairman~~chairman, failing which the ~~Shareholders~~Members Present shall chose any ~~person~~Person Present to be ~~Chairman~~the chairman of that meeting.

~~43.~~	~~If at any general meeting no Director is willing to act as Chairman or if no Director is Present within fifteen minutes after the time appointed for holding the meeting, the Members Present shall choose one of their number to be Chairman of the meeting.~~

~~44~~60.	(a)	The ~~Chairman~~chairman of any general meeting may, with the consent of ~~any~~the general meeting duly constituted hereunder, and shall if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. In the case of a Virtual Meeting when a failure or impairment in the Communication Facilities has occurred, the ~~Chairman is~~chairman of the meeting is entitled at any point, but is not obliged, to adjourn the Virtual Meeting without having such adjournment approved by any procedural motion or other consent of those Present at the Virtual Meeting, and to reconvene it on such terms as he considers appropriate in his discretion. When a general meeting is adjourned for thirty (30) days or more, notice of the adjourned meeting shall be given as in the case of an original meeting; save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned general meeting.

(b)	In the event there is a technical failure or impairment in the Communication Facilities, this shall not, in the absence of bad faith of the Company, invalidate the proceedings at the relevant Virtual Meeting, provided that, in the reasonable opinion of the ~~Chairman~~chairman of the general meeting, at least ~~persons~~Persons constituting a quorum as provided for in these Articles was capable of hearing and being heard by each other. In the event that the ~~Chairman~~chairman of the general meeting becomes aware of such failure or impairment at the commencement of the Virtual Meeting or during the Virtual Meeting, he may, but is not obliged, to pause (but without adjourning) the proceeding, for such period as he considers reasonable, to allow for the Company and/or its agents to endeavor to rectify such failure or impairment. At the expiry of such period, the ~~Chairman~~chairman may (but subject to the proviso regarding quorum in this Article) continue with the Virtual Meeting, even if such failure or impairment has not been rectified.

~~45.~~	~~At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is, before or on the declaration of the result of the show of hands, demanded by the Chairman or any other Member Present.~~

~~46.~~	~~Unless a poll be so demanded a declaration by the Chairman that a resolution has on a show of hands been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the Company's Minute Book containing the Minutes of the proceedings of the meeting shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.~~

~~47.~~	~~The demand for a poll may be withdrawn.~~

~~48.~~	~~Except as provided in Article 50, if a poll is duly demanded it~~ 61. A resolution put to the vote of the meeting shall be decided on the vote of the requisite majority pursuant to a poll of the Members. Each poll shall be taken in such manner as the ~~Chairman~~chairman of the meeting directs and the result of the poll shall be deemed to be the resolution of the general meeting ~~at which the poll was demanded~~.

62.	The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Members in accordance with these Articles, for any reason or for no reason, upon notice in writing to Members. A postponement may be for a stated period of any length or indefinitely as the Directors may determine. Notice of the business to be transacted at such postponed general meeting shall not be required. If a general meeting is postponed in accordance with this Article, the appointment of a proxy will be valid if it is received as required by the Articles no later than the time appointed for holding the postponed meeting.

~~49~~63.	In the case of an equality of votes, ~~whether on a show of hands or on a poll, the Chairman~~the chairman of the general meeting ~~at which the show of hands takes place or at which the poll is demanded,~~ shall be entitled to a second or casting vote.

~~50.~~	~~A poll demanded on the election of a Chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the Chairman of the general meeting directs and any business other than that upon which a poll has been demanded or is contingent thereon may be proceeded with pending the taking of the poll.~~

VOTES OF MEMBERS

~~51~~64.	Subject to any rights or restrictions for the time being attached to any class or classes of shares, ~~on a show of hands~~ every Member of record Present at a general meeting shall have ~~one vote and on a poll every Member of record Present shall have one~~(a) the right to speak, (b) one vote for each share registered in his name in the register of Members except where a Member is required, by the Designated Stock Exchange Rules, to abstain from voting to approve the matter under consideration.

65.	Where any Member is, under the Designated Stock Exchange Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.

~~52~~66.	In the case of joint holders of record the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of Members.

~~53~~67.	A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote~~, whether on a show of hands or on a poll,~~  by his committee, receiver, curator bonis, or other ~~person~~Person in the nature of a committee, receiver or curator bonis appointed by that court, and any such committee, receiver, curator bonis or other ~~persons~~Persons may vote by proxy.

~~54~~68.	No ~~Member~~Person shall be entitled to vote at any general meeting unless he is registered as a ~~shareholder~~Member of the Company on the record date for such meeting nor unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

~~55~~69.	No objection shall be raised to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at such general meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the ~~Chairman~~chairman of the general meeting whose decision shall be final and conclusive.

~~56.~~	~~On a poll or on a show of hands votes~~70. Votes may be given either personally or by proxy.

PROXIES

~~57.~~71.	Every Person whose name is entered as a Member in the register of Members shall be entitled to appoint a proxy. The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation under the hand of an officer or attorney duly authorised in that behalf. A proxy need not be a Member of the Company.

~~58~~72.	The instrument appointing a proxy shall be deposited at the registered office of the Company or at such other place as is specified for that purpose in the notice convening the meeting no later than the time for holding the meeting, or adjourned meeting provided that the ~~Chairman~~chairman of the ~~Meeting~~meeting may at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited upon receipt of ~~telex, cable or telecopy confirmation~~an electronic communication from the appointor that the instrument of proxy duly signed is in the course of transmission to the Company.

~~59~~73.	The instrument appointing a proxy may be in any usual or common form and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. ~~An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.~~

~~60~~74.	A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given provided that no intimation in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the Company at the registered office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

~~61~~75.	Any corporation which is a Member of record of the Company may in accordance with its ~~Articles~~articles or in the absence of such provision by resolution of its ~~Directors~~directors or other governing body authorise such ~~person~~Person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members of the Company, and the ~~person~~Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member of record of the Company.

~~62~~76.	Shares of its own capital belonging to the Company or held by it in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding shares at any given time.

DEPOSITARY AND CLEARING HOUSES

77.	If a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company, it may, by resolution of its directors or other governing body or by power of attorney, authorise such Person(s) as it thinks fit to act as its proxies or representative(s) at any general meeting of the Company, at any meeting of any class of Members, or at any meeting of the creditors of the Company provided that, if more than one Person is so authorised, the authorisation shall specify the number and class of shares in respect of which each such Person is so authorised. The person so authorised will be deemed to have been duly authorised without the need of producing any documents of title, notarised authorisation and/or further evidence to substantiate that it is so authorised. A Person so authorised pursuant to this Article shall be entitled to exercise the same rights and powers on behalf of the recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise, including the right to speak and vote, as if it were an individual Member holding the number and class of shares specified in such authorisation.

DIRECTORS

~~63~~78.	There shall be a Board of Directors consisting of not more than ten ~~persons~~(10) Persons (exclusive of alternate Directors) PROVIDED HOWEVER that the Company may from time to time by ~~ordinary resolution~~Ordinary Resolution increase or reduce the limits in the number of Directors. The first Directors of the Company shall be determined in writing by, or appointed by a resolution of, the subscribers of the Memorandum of Association or a majority of them.

79.	For so long as shares or ADSs are listed or admitted for trading on a Designated Stock Exchange, the Directors shall include at least such number of Independent Directors as applicable Law, rules or regulations or the Designated Stock Exchange Rules require as determined by the Board.

~~64~~80.	The remuneration to be paid to the Directors shall be such remuneration as the Directors shall determine. Such remuneration shall be deemed to accrue from day to day. The Directors shall also be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive a fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

~~65~~81.	The Directors may by resolution award special remuneration to any Director of the Company undertaking any special work or services for, or undertaking any special mission on behalf of, the Company other than his ordinary routine work as a Director. Any fees paid to a Director who is also counsel or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

~~66~~82.	A Director or alternate Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

~~67~~83.	A Director or alternate Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or alternate Director.

~~68~~84.	A shareholding qualification for Directors may be fixed by the Company in general meeting, but unless and until so fixed no qualification shall be required. A Director who is not a Member of the Company shall nevertheless be entitled to attend and speak at general meetings.

~~69~~85.	A Director or alternate Director of the Company may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder or otherwise and no such Director or alternate Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

~~70~~86.	No ~~person~~Person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or transaction by reason of such Director holding office or of the fiduciary relation thereby established. ~~A~~Subject to any separate requirement for approval by the Board or any Board committee under applicable Law or the Designated Stock Exchange Rules, a Director (or his alternate Director in his absence) shall be at liberty to vote in respect of any contract or transaction in which he is so interested as aforesaid PROVIDED HOWEVER that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by him or the alternate Director appointed by him at or prior to its consideration and any vote thereon.

~~71~~87.	A general notice or disclosure to the Directors or otherwise contained in the minutes of a ~~Meeting~~meeting or a written resolution of the Directors or any committee thereof that a Director or alternate Director is a shareholder of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure under Article ~~70~~86 and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

ALTERNATE DIRECTORS

~~72~~88.	Subject to the exception contained in Article ~~80~~97, a Director who expects to be unable to attend Directors~~' Meetings~~’ meetings because of absence, illness or otherwise may appoint any ~~person~~Person to be an alternate Director to act in his stead and such appointee whilst he holds office as an alternate Director shall, in the event of absence therefrom of his appointor, be entitled to attend meetings of the Directors and to vote thereat and to do, in the place and stead of his appointor, any other act or thing which his appointor is permitted or required to do by virtue of his being a Director as if the alternate Director were the appointor, other than appointment of an alternate to himself, and he shall ipso facto vacate office if and when his appointor ceases to be a Director or removes the appointee from office. Any appointment or removal under this Article shall be effected by notice in writing under the hand of the Director making the same.

POWERS AND DUTIES OF DIRECTORS

~~73~~89.	The business of the Company shall be managed by the Directors (or a sole Director if only one is appointed) who may pay all expenses incurred in promoting, registering and setting up the Company, and may exercise all such powers of the Company as are not, from time to time by the Statute, or by these Articles, or such regulations, being not inconsistent with the aforesaid, as may be prescribed by the Company in general meeting required to be exercised by the Company in general meeting PROVIDED HOWEVER that no regulations made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if that regulation had not been made.

~~74~~90.	The Directors may from time to time and at any time by powers of attorney appoint any company, firm, ~~person~~Person or body of ~~persons~~Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney may contain such provisions for the protection and convenience of ~~persons~~Persons dealing with any such attorneys as the Directors may think fit and may also authorise any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

~~75~~91.	All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall from time to time by resolution determine.

~~76~~92.	The Directors shall cause minutes to be made in books provided for the purpose:

(a)	of all appointments of officers made by the Directors;

(b)	of the names of the Directors (including those represented thereat by an alternate or by proxy) present at each meeting of the Directors and of any committee of the Directors;

(c)	of all resolutions and proceedings at all meetings of the Company and of the Directors and of committees of Directors.

~~77~~93.	The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

~~78~~94.	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

95.	The Board may, from time to time, and except as required by applicable Law or Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company and determine on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time.

MANAGEMENT

~~79~~96.	(a)	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three (3) next following paragraphs shall be without prejudice to the general powers conferred by this paragraph.

(b)	~~The~~Subject to the Statute, Designated Stock Exchange Rules and these Articles, the Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any ~~persons~~Persons to be members of such committees or local boards or any managers or agents and may fix their remuneration.

(c)	The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and ~~may~~ authorise the members for the time being of any such local board, or any of them to fill up any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any ~~person~~Person so appointed and may annul or vary any such delegation, but no ~~person~~Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

(d)	Any such delegates as aforesaid may be authorised by the Directors to subdelegate all or any of the powers, authorities, and discretions for the time being vested in them.

MANAGING DIRECTORS

~~80~~97.	The Directors may, from time to time, appoint one or more of their body (but not an alternate Director) to the office of Managing Director for such term and at such remuneration (whether by way of salary, ~~or~~ commission, ~~or~~ participation in profits, or partly in one way and partly in another) as they may think fit but his appointment shall be subject to determination ipso facto if he ceases from any cause to be a Director and no alternate Director appointed by him can act in his stead as a Director or Managing Director.

~~81~~98.	The Directors may entrust to and confer upon a Managing Director any of the powers exercisable by them upon such terms and conditions and with such restrictions as they may think fit and either collaterally with or to the exclusion of their own powers and may from time to time revoke, withdraw, alter or vary all or any of such powers.

PROCEEDINGS OF DIRECTORS

~~82~~99.	Except as otherwise provided by these Articles, the Directors shall meet together for the despatch of business, convening, adjourning and otherwise regulating their meetings as they think fit. Questions arising at any meeting shall be decided by a majority of votes of the Directors and alternate Directors present at a meeting at which there is a quorum, the vote of an alternate Director not being counted if his appointor be present at such meeting. In case of an equality of votes, the Chairman shall have a second or casting vote.

~~83~~100.	A Director or alternate Director may, and the Secretary on the requisition of a Director or alternate Director shall, at any time summon a meeting of the Directors by at least two (2) days~~'~~’ notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors (or their alternates) either at, before or after the meeting is held and PROVIDED FURTHER if notice is given in person~~, by cable, telex or telecopy~~ or by electronic communication by the same shall be deemed to have been given on the day it is delivered to the Directors or transmitting ~~organisation~~organization as the case may be. The provisions of Article ~~38~~54 shall apply mutatis mutandis with respect to notices of meetings of Directors.

~~84~~101.	The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and unless so fixed shall be ~~two~~a majority of the then existing Directors, a Director and his appointed alternate Director being considered only one ~~person~~Person for this purpose, PROVIDED ALWAYS that if there shall at any time be only a sole Director the quorum shall be one. For the purposes of this Article an alternate Director or proxy appointed by a Director shall be counted in a quorum at a meeting at which the Director appointing him is not present.

~~85~~102.	The continuing Directors may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

~~86~~103.	The Directors may elect a Chairman of their Board and determine the period for which he is to hold office; but if no such Chairman is elected, or if at any meeting the Chairman is not present within five (5) minutes after the time appointed for holding the same, the Directors present may choose one of their number to be Chairman of the meeting.

~~87~~104.	The Directors may delegate any of their powers to committees consisting of such member or members of the Board of Directors (including ~~Alternate~~alternate Directors in the absence of their appointors) as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

~~88~~105.	A committee may meet and adjourn as it thinks proper. Questions arising at any committee meeting shall be determined by a majority of votes of the members of such committee present, and in the case of an equality of votes the ~~Chairman~~committee chairman shall have a second or casting vote.

~~89~~106.	All acts done by any meeting of the Directors or of a committee of Directors (including any ~~person~~Person acting as an alternate Director) shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any Director or alternate Director, or that they or any of them were disqualified, be as valid as if every such ~~person~~Person had been duly appointed and qualified to be a Director or alternate Director as the case may be.

~~90~~107.	Members of the Board of Directors or of any committee thereof may participate in a meeting of the Board or of such committee by means of video conference ~~telephone~~, teleconference or similar communications equipment by means of which all ~~persons~~Persons participating in the meeting can hear each other and participation in a meeting pursuant to this provision shall constitute presence in person at such meeting. A resolution in writing (in one or more counterparts), signed by all the Directors for the time being or all the members of a committee of Directors (an alternate Director being entitled to sign such resolution on behalf of his appointor) shall be as valid and effectual as if it had been passed at a meeting of the Directors or committee as the case may be duly convened and held.

~~91~~108.	(a)	A Director may be represented at any meetings of the Board of Directors by a proxy appointed by him in which event the presence or vote of the proxy shall for all purposes be deemed to be that of the Director.

(b)	The provisions of Articles ~~57-60~~71-74 shall mutatis mutandis apply to the appointment of proxies by Directors.

VACATION OF OFFICE OF DIRECTOR

~~92~~109.	The office of a Director shall be vacated:

(a)	if he gives notice in writing to the Company that he resigns the office of Director;

(b)	if he absents himself (without being represented by proxy or an alternate Director appointed by him) from three (3) consecutive meetings of the Board of Directors without special leave of absence from the Directors; and ~~they~~the Board of Directors pass a resolution that he has by reason of such absence vacated office;

(c)	if he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally;

(d)	if he is prohibited by applicable Law or Designated Stock Exchange Rules from being a Director;

(~~d~~e)	if he is found a lunatic or becomes of unsound mind~~.~~; or

(f)	if he is removed pursuant to other provisions of these Articles.

APPOINTMENT AND REMOVAL OF DIRECTORS

~~93~~110.	The Company may by ~~ordinary resolution~~Ordinary Resolution appoint any ~~person~~Person to be a Director and may in like manner remove any Director and may in like manner appoint another ~~person~~Person in his stead.

~~94~~111.	The Directors shall have power at any time and from time to time to appoint any ~~person~~Person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors but so that the total amount of Directors (exclusive of alternate Directors) shall not at any time exceed the number fixed in accordance with these Articles. Any Director so appointed shall hold office only until the first annual general meeting of the Company after his appointment and shall then be eligible for re-election at that meeting.

112.	A Director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated.

113.	A Director may be removed from office by Ordinary Resolution of the Company or the affirmative vote of a simple majority of the other Directors present and voting at a Board meeting before the expiration of his term of office, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). A vacancy on the Board created by the removal of a Director under the previous sentence may be filled by Ordinary Resolution or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting. The notice of any meeting at which a resolution to remove a Director shall be proposed or voted upon must contain a statement of the intention to remove that Director and such notice must be served on that Director not less than five (5) days before the meeting. Such Director is entitled to attend the meeting and be heard on the motion for his removal.

PRESUMPTION OF ASSENT

~~95~~114.	A Director of the Company who is present at a meeting of the Board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the ~~Minutes~~minutes of the meeting or unless he shall file his written dissent from such action with the ~~person~~Person acting as the Secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to such ~~person~~Person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

SEAL

~~96~~115.	(a)	The Company may, if the Directors so determine, have a Seal which shall, subject to paragraph (c) hereof, only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors in that behalf and every instrument to which the Seal has been affixed shall be signed by one ~~person~~Person who shall be either a Director or the Secretary or ~~Secretary-Treasurer or~~ some ~~person~~Person appointed by the Directors for the purpose.

(~~a~~b)	The Company may have a duplicate Seal or Seals each of which shall be a facsimile of the ~~Common~~ Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

(~~b~~c)	A Director, Secretary or other officer or representative or attorney may without further authority of the Directors affix the Seal of the Company over his signature alone to any document of the Company required to be authenticated by him under Seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

OFFICERS

~~97.~~	~~The Company may have a President, a Secretary or Secretary-Treasurer appointed by the Directors who may also from time to time appoint such other officers as they consider necessary, all for such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors from time to time prescribe.~~

116.	Subject to these Articles, the Directors may from time to time appoint any Person, whether or not a Director, to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, the office of president, chief executive officer, chief financial officer, chief operating officer, chief risk officer, chief technology officer, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any Person so appointed by the Directors may be removed by the Directors.

DIVIDENDS, DISTRIBUTIONS AND RESERVE

~~98~~117.	Subject to the Statute, the Directors may from time to time declare dividends (including interim dividends) and distributions on shares of the Company outstanding and authorise payment of the same out of the funds of the Company lawfully available therefor.

~~99~~118.	The Directors may, before declaring any dividends or distributions, set aside such sums as they think proper as a reserve or reserves which shall at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the like discretion, be employed in the business of the Company.

~~100~~119.	No dividend or distribution shall be payable except out of the profits of the Company, realised or unrealised, or out of the ~~share premium account~~Share Premium Account or as otherwise permitted by the Statute.

~~101~~120.	Subject to the rights of ~~persons~~Persons, if any, entitled to shares with special rights as to dividends or distributions, if dividends or distributions are to be declared on a class of shares they shall be declared and paid according to the amounts paid or credited as paid on the shares of such class outstanding on the record date for such dividend or distribution as determined in accordance with these Articles but no amount paid or credited as paid on a share in advance of calls shall be treated for the purpose of this Article as paid on the share.

~~102~~121.	The Directors may deduct from any dividend or distribution payable to any Member all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

~~103~~122.	The Directors may declare that any dividend or distribution be paid wholly or partly by the distribution of specific assets and in particular of paid up shares, debentures, or debenture stock of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees as may seem expedient to the Directors.

~~104~~123.	Any dividend, distribution, interest or other monies payable in cash in respect of shares may be paid in any manner determined by the Directors. If paid by cheque or warrant, it will be sent through the post directed to the registered address of the holder or, in the case of joint holders, to the holder who is first named on the register of Members or to such ~~person~~Person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the ~~person~~Person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any dividends, bonuses, or other monies payable in respect of the share held by them as joint holders.

~~105~~124.	No dividend or distribution shall bear interest against the Company.

125.	Any dividend which cannot be paid to a Member and/or which remains unclaimed after six (6) months from the date of declaration of such dividend may, in the discretion of the Directors, be invested or otherwise made use of by the Board for the benefit of the Company until claimed. Any dividend which remains unclaimed after a period of six (6) years from the date of declaration of such dividend shall be forfeited and shall revert to the Company.

CAPITALISATION

126.	Subject to applicable Law, the Directors may:

~~106.~~	~~The Company may upon the recommendation of the Directors by ordinary resolution authorise the Directors~~(i) resolve to capitalise any sum standing to the credit of any of the ~~Company's~~Company’s reserve accounts or funds (including ~~share premium account~~the Share Premium Account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution ~~and to~~ ;

(ii)	appropriate ~~such~~the sum ~~to Members in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of dividend and to~~resolved to be capitalised to the Members in proportion to the nominal amount of shares (whether or not fully paid) held by them respectively and apply ~~such~~that sum on their behalf in ~~paying up in full unissued shares for allotment and distribution credited as fully paid up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power to the Directors to~~ or towards:

(a)	paying up the amounts (if any) for the time being unpaid on shares held by them respectively, or

(b)	paying up in full unissued shares or debentures of a nominal amount equal to that sum,

and allot the shares or debentures, credited as fully paid, to the Members (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to Members credited as fully paid;

(iii)	make ~~such provisions as they think fit for the case of shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may~~ any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(iv)	authorise ~~any person~~a Person to enter (on behalf of all ~~of~~ the Members ~~interested~~concerned) into an agreement with the Company providing for ~~such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.~~either:

(a)	the allotment to the Members respectively, credited as fully paid, of shares or debentures to which they may be entitled on the capitalisation, or

(b)	the payment by the Company on behalf of the Members (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing shares, and any such agreement made under this authority being effective and binding on all those Members; and

(v)	generally do all acts and things required to give effect to the resolution.

127.	Notwithstanding any provisions in these Articles and subject to the Statute, the Directors may resolve to capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the Share Premium Account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution by applying such sum in paying up in full unissued shares to be allotted and issued to:

(i)	employees (including Directors) or service providers of the Company or its affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such Persons that has been adopted or approved by the Directors or the Members;

(ii)	any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such Persons that has been adopted or approved by the Directors or Members; or

(iii)	any depositary of the Company for the purposes of the issue, allotment and delivery by the depositary of ADSs to employees (including Directors) or service providers of the Company or its affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such Persons that has been adopted or approved by the Directors or the Members.

BOOKS OF ACCOUNT

~~107~~128.	The Directors shall cause proper books of account to be kept with respect to:

(a)	all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place;

(b)	all sales and purchases of goods by the Company; and

(c)	the assets and liabilities of the Company.

Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the ~~Company's~~Company’s affairs and to explain its transactions.

~~108~~129.	The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

~~109~~130.	The Directors may from time to time cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by ~~law~~Law.

AUDIT

~~110.~~	~~The Company may at any annual general meeting appoint an Auditor or Auditors of the Company who shall hold office until the next annual general meeting and may fix his or their remuneration.~~

~~111.~~	~~The Directors may before the first annual general meeting appoint an Auditor or Auditors of the Company who shall hold office until the first annual general meeting unless previously removed by an ordinary resolution of the Members in general meeting in which case the Members at that meeting may appoint Auditors. The Directors may fill any casual vacancy in the office of Auditor but while any such vacancy continues the surviving or continuing Auditor or Auditors, if any, may act. The remuneration of any Auditor appointed by the Directors under this Article may be fixed by the Directors.~~

131.	Subject to applicable Law and Designated Stock Exchange Rules, the Company by Ordinary Resolution or a committee of Independent Director(s) (being a body that is independent of the Board) may appoint an Auditor of the Company who shall hold office until removed from office by Ordinary Resolution or by a committee of Independent Director(s) (being a body that is independent of the Board).

132.	The remuneration of the Auditor shall be approved by Ordinary Resolution or by a committee of Independent Director(s) (being a body that is independent of the Board).

~~112~~133.	Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

~~113~~134.	Auditors shall at the next annual general meeting following their appointment and at any other time during their term of office, upon request of the Directors or any general meeting of the Members, make a report on the accounts of the Company in general meeting during their tenure of office.

SHARE PREMIUM ACCOUNT

135.	The Directors shall in accordance with the Statute establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any share.

136.	There shall be debited to any Share Premium Account on the redemption or purchase of a share the difference between the nominal value of such share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Statute, out of capital.

~~114.~~	~~[Reserved]~~

~~115.~~	~~[Reserved]~~

~~116.~~	~~[Reserved]~~

~~117.~~	~~[Reserved]~~

NOTICES

~~118.~~	~~Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by post, cable, telex or telecopy to him or to his address as shown in the register of Members, such notice, if mailed, to be forwarded airmail if the address be outside the Cayman Islands.~~

~~119.~~	~~(a)~~	~~Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre-paying and posting a letter containing the notice, and to have been effected at the expiration of sixty hours after the letter containing the same is posted as aforesaid.~~

~~(b)~~	~~Where a notice is sent by cable, telex, or telecopy, service of the notice shall be deemed to be effected by properly addressing, and sending such notice through a transmitting organisation and to have been effected on the day the same is sent as aforesaid.~~

137.	Except as otherwise provided in these Articles, and subject to the rules of the Designated Stock Exchanges, any notice or document may be served by the Company or by the Person entitled to give notice to any Member either personally, or by posting it airmail or air courier service in a prepaid letter addressed to such Member at his address as appearing in the register of Members, or by electronic mail to any electronic mail address such Member may have specified in writing for the purpose of such service of notices, or by facsimile or by placing it on the Company’s Website.

138.	Any Member present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

139.	Any notice or other document, if served by:

(i)	post, shall be deemed to have been served five (5) days after the time when the letter containing the same is posted;

(ii)	facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(iii)	recognised courier service, shall be deemed to have been served forty-eight (48) hours after the time when the letter containing the same is delivered to the courier service;

(iv)	electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail; or

(v)	placing it on the Company’s Website, shall be deemed to have been served twelve (12) hours after the notice or document is placed on the Company’s Website.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

~~120~~140.	A notice may be given by the Company to the joint holders of record of a share by giving the notice to the joint holder first named on the register of Members in respect of the share.

~~121~~141.	A notice may be given by the Company to the ~~person or persons~~Person or Persons which the Company has been advised are entitled to a share or shares in consequence of the death or bankruptcy of a Member by sending it through the post as aforesaid in a pre-paid letter addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the ~~persons~~Persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

~~122~~142.	Notice of every general meeting shall be given in any manner hereinbefore authorised to:

(a)	every ~~person~~Person shown as a Member in the register of Members as of the record date for such meeting and who has supplied to the Company an address, facsimile number or e-mail address for the giving of notices to them, except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the register of Members; and

(b)	every ~~person~~Person upon whom the ownership of a share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member of record where the Member of record but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other ~~person~~Person shall be entitled to receive notices of general meetings.

UNTRACEABLE MEMBERS

143.	The Company shall be entitled to sell any shares of a Member or the shares to which a person is entitled by virtue of transmission on death or bankruptcy or operation of law if and provided that:

(a)	all cheques or warrants, not being less than three (3) in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of twelve (12) years;

(b)	the Company has not during that time or before the expiry of the three (3)-month period referred to Article 143(d) received any indication of the whereabouts or existence of the Member or person entitled to such shares by death, bankruptcy or operation of law;

(c)	during the twelve (12)-year period, at least three (3) dividends in respect of the shares in question have become payable and no dividend during that period has been claimed by the Member; and

(d)	upon expiry of the twelve (12)-year period, the Company has caused an advertisement to be published in the newspapers or, subject to the Designated Stock Exchange Rules, by electronic communication in the manner in which notices may be served by the Company by electronic means as provided in the Articles, given notice of its intention to sell such shares, and a period of three (3) months has elapsed since such advertisement or such electronic communication, as applicable, and the Designated Stock Exchange has been notified of such intention.

The net proceeds of any such sale shall belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former Member for an amount equal to such net proceeds.

144.	To give effect to any sale contemplated by Article 143, the Company may appoint any person to execute as transferor an instrument of transfer of the said shares and such other documents as are necessary to effect the transfer, and such documents shall be as effective as if they had been executed by the registered holder of or person entitled by transmission to such shares and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto. The net proceeds of sale shall belong to the Company which shall be obliged to account to the former Member or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former Member or other person in the books of the Company as a creditor for such amount. No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments (other than shares or other securities in or of the Company or its holding company if any) or as the Directors may from time to time think fit.

INFORMATION

145.	Subject to the relevant laws, rules and regulations applicable to the Company, no Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

146.	Subject to the due compliance with the relevant laws, rules and regulations applicable to the Company, the Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the register and transfer books of the Company.

147.	The Board, or any service providers (including the officers, the Secretary and the registered office agent of the Company) specifically authorised by the Board, shall be entitled to disclose to any Governmental Authority or to the Designated Stock Exchange any information regarding the affairs of the Company including without limitation information contained in the register of Members and books of the Company.

WINDING UP

148.	Subject to the Statute, the Company may by Special Resolution resolve that the Company be wound up voluntarily.

~~123~~149.	If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Statute, divide amongst the Members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any shares or other securities whereon there is any liability.

~~124~~150.	If the Company shall be wound up, and the assets available for distribution amongst the Members as such shall be insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively. And if in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed amongst the Members in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. This Article is to be without prejudice to the rights of the holders of shares issued upon special terms and conditions.

INDEMNITY

~~125~~151.	The Directors and officers for the time being of the Company and any trustee for the time being acting in relation to any of the affairs of the Company and their heirs, executors, administrators and personal representatives respectively shall be indemnified out of the assets of the Company from and against all actions, proceedings, costs, charges, losses, damages and expenses which they or any of them shall or may incur or sustain by reason of any act done or omitted in or about the execution of their duty in their respective offices or trusts, except such (if any) as they shall incur or sustain by or through their own wilful neglect or default respectively and no such Director, officer or trustee shall be answerable for the acts, receipts, neglects or defaults of any other Director, officer or trustee or for joining in any receipt for the sake of conformity or for the solvency or honesty of any banker or other ~~persons~~Persons with whom any monies or effects belonging to the Company may be lodged or deposited for safe custody or for any insufficiency of any security upon which any monies of the Company may be invested or for any other loss or damage due to any such cause as aforesaid or which may happen in or about the execution of his office or trust unless the same shall happen through the wilful neglect or default of such Director, Officer or trustee.

FINANCIAL YEAR

~~126~~152.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

AMENDMENTS OF ARTICLES

~~127~~153.	Subject to the Statute, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

TRANSFER ~~BYWAY~~BY WAY OF CONTINUATION

~~128~~154.	If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

MERGERS AND CONSOLIDATIONS

155.	The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.

Exhibit C

Amended and Restated 2019 Plan

NETEASE, INC.

AMENDED AND RESTATED 2019 SHARE INCENTIVE PLAN

ADOPTED BY THE BOARD EFFECTIVE FEBRUARY 22, 2023 (the “Effective Date”)

1.            Purposes of the Plan. The purposes of this Plan are to attract and retain the best available personnel, to provide additional incentives to Employees, Directors and Consultants and to promote the success of the business of the Company and the Group Members through the awarding of Restricted Share Units and Options.

2.            Definitions. The following definitions shall apply as used herein and in the individual Award Agreements except as defined otherwise in an individual Award Agreement. In the event a term is separately defined in an individual Award Agreement, such definition shall supersede the definition contained in this Section 2.

(a)            “Administrator” shall have the meaning set forth in Section 4(a)(iii) of this Plan.

(b)            “ADS” means an American Depositary Share of the Company, each of which represents five (5) Ordinary Shares and as it may be changed from time to time.

(c)            “Applicable Laws” means the legal requirements relating to the Plan and the Awards under applicable provisions of U.S. federal securities laws, state corporate and securities laws, the Code, the laws of the Cayman Islands and the People’s Republic of China, the rules of any applicable stock exchange or national market system, and the rules of any non-U.S. jurisdiction applicable to Awards granted to residents therein.

(d)            “Award” means the grant of an Option or Restricted Share Unit under the Plan.

(e)            “Award Agreement” means the written agreement evidencing the grant of an Award executed by the Company and the Grantee, including any amendments thereto.

(f)            “Board” means the Board of Directors of the Company.

(g)            “Code” means the U.S. Internal Revenue Code of 1986, as amended.

(h)            “Committee” means any committee composed of members of the Board appointed by the Board to administer the Plan.

(i)            “Company” means NetEase, Inc., a corporation formed under the laws of the Cayman Islands, or any successor entity that adopts or assumes the Plan in connection with a Corporate Transaction.

(j)            “Consultant” means any natural person (other than an Employee or a Director, solely with respect to rendering services in such person’s capacity as a Director) who is engaged by a Group Member to render consulting or advisory services to a Group Member and such services are not in connection with the Company’s sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the Company’s securities.

(k)            “Continuous Service” means that the provision of services to a Group Member in any capacity of Employee, Director or Consultant is not interrupted or terminated. In jurisdictions requiring notice in advance of an effective termination as an Employee, Director or Consultant, Continuous Service shall be deemed terminated upon the actual cessation of providing services to a Group Member notwithstanding any required notice period that must be fulfilled before a termination as an Employee, Director or Consultant can be effective under Applicable Laws to the fullest extent not in violation of Applicable Laws. A Grantee’s Continuous Service shall be deemed to have terminated either upon an actual termination of Continuous Service or upon the entity for which the Grantee provides services ceasing to be a Group Member. Continuous Service shall not be considered interrupted in the case of (i) any approved leave of absence, (ii) transfers among the Company, any Group Member, or any successor, in any capacity of Employee, Director or Consultant, or (iii) any change in status as long as the individual remains in the service of a Group Member in any capacity of Employee, Director or Consultant (except as otherwise provided in the Award Agreement). Notwithstanding the foregoing, in the event of any spin-off of a Group Member, the Administrator may provide that the service as an Employee, Director or Consultant for such Group Member following such spin-off shall be deemed to be Continuous Service for purposes of the Plan and any Award under the Plan. An approved leave of absence shall include sick leave, military leave, or any other authorized personal leave.

Notwithstanding the terms set forth in the preceding paragraph, in the case of a grant of Incentive Share Options, references to “Group Member” shall be changed to “Subsidiary”.

(l)            “Corporate Transaction” means any of the following transactions to which the Company is a party, provided, however, that the Administrator shall determine, in its sole and absolute discretion, whether any such transaction or series of related transactions shall be a Corporate Transaction or not, and under (iv) and (v) whether multiple transactions are related, and the Administrator’s determination shall be final, binding and conclusive on all persons having an interest in such determination:

(i)            an amalgamation, arrangement, merger, consolidation, scheme of arrangement or comparable transaction in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the jurisdiction in which the Company is incorporated or which following such transaction the holders of the Company’s voting securities immediately prior to such transaction own, directly or indirectly, more than fifty percent (50%) of the voting securities of the Company or surviving entity;

(ii)            the sale, transfer or other disposition of all or substantially all of the assets of the Company (other than to a Subsidiary);

(iii)            the completion of a voluntary or insolvent liquidation or dissolution of the Company;

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(iv)            either (A) any takeover, reverse takeover, scheme of arrangement, or comparable transaction, or (B) a series of related transactions culminating in a takeover, reverse takeover, scheme of arrangement or comparable transaction (including, but not limited to, a tender offer followed by a takeover or reverse takeover) in which the Company survives but (A) the securities of the Company outstanding immediately prior to such transaction are converted or exchanged by virtue of the transaction into other property, whether in the form of securities, cash or otherwise, or (B) the securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s then outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such transaction culminating in such takeover, reverse takeover, scheme of arrangement or comparable transaction, or (C) the Company issues new voting securities in connection with any such transaction such that holders of the Company’s voting securities immediately prior to the transaction no longer hold more than fifty percent (50%) of the voting securities of the Company after the transaction; or

(v)            the acquisition in a single or series of related transactions by any person or related group of persons (other than Employees of one or more Group Members or entities established for the benefit of the Employees of one or more Group Members) of (A) control of the Board or the ability to appoint a majority of the members of the Board, or (B) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s then outstanding securities.

(m)            “Director” means a member of the Board or the board of directors of any Group Member.

(n)            “Disability” means that the Grantee is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment; provided, however, for purposes of determining the term of an Incentive Share Option pursuant to Section 6(b) hereof, the term Disability shall have the meaning ascribed to it under Section 22(e)(3) of the Code. The determination of whether an individual has a Disability shall be determined under procedures established by the Administrator. Except in situations where the Administrator is determining Disability for purposes of the term of an Incentive Share Option pursuant to Section 6(b) hereof within the meaning of Section 22(e)(3) of the Code, the Administrator may rely on any determination that a Grantee is disabled for purposes of benefits under any long-term disability plan maintained by the Company or any Subsidiary in which a Grantee participates.

(o)            “Dividend Equivalent Right” means a right entitling the Grantee to compensation measured by dividends paid with respect to Ordinary Shares. Dividend Equivalent Rights may be granted as part of the terms of an Award of Restricted Share Units or on a stand-alone basis, and in either case such grant shall not reduce the number of Shares that may be granted under the Plan under Section 3(a) below.

(p)            “Employee” means any person, including an Officer or Director, who is in the employment of any Group Member, subject to the control and direction of a Group Member as to both the work to be performed and the manner and method of performance. The payment of a director’s fee by a Group Member shall not be sufficient to constitute “employment” by a Group Member.

(q)            “Exchange Act” means the Securities Exchange Act of 1934, as amended.

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(r)            “Fair Market Value” means, as of any date, the value of Shares determined as follows:

(i)            If the Shares are listed on one or more established stock exchanges or national market systems, including without limitation The NASDAQ Global Select Market, The NASDAQ Global Market, The NASDAQ Capital Market of The NASDAQ Stock Market LLC or The Stock Exchange of Hong Kong Limited, its Fair Market Value shall be the closing sales price for such Shares (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on which the Shares are listed (such principal exchange or system to be determined by the Administrator) on the date of determination (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last trading date such closing sales price or closing bid was reported), as reported on the consolidated transaction reporting system or such other source as the Administrator deems reliable;

(ii)            If the Shares are regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, its Fair Market Value shall be the closing sales price for such Shares as quoted on such system or by such securities dealer on the date of determination, but if selling prices are not reported, the Fair Market Value of a Share shall be the mean between the high bid and low asked prices for the Shares on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported), as reported on the automated quotation system or such other source as the Administrator deems reliable; or

(iii)            In the absence of an established market for the Shares of the type described in (i) and (ii), above, the Fair Market Value thereof shall be determined by the Administrator in good faith.

(s)            “Grantee” means an Employee, Director or Consultant who receives an Award under the Plan.

(t)            “Group Member” means the Company, any Subsidiary or any Related Entity.

(u)            “Incentive Share Option” means an Option that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

(v)            “Non-Qualified Share Option” means an Option that is not intended to be an Incentive Share Option.

(w)            “Officer” means a person who is an officer of the Company or any other Group Member within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(x)            “Option” means a right granted to a Grantee pursuant to Section 6 of the Plan to purchase a specified number of Shares at a specified price during specified time periods. An Option may be either an Incentive Share Option or a Non-Qualified Share Option.

(y)            “Ordinary Share” means an ordinary share, US$0.0001 par value, of the Company.

(z)            “Plan” means this Amended and Restated 2019 Share Incentive Plan, which amends and restates in its entirety the Company’s previously adopted 2019 Restricted Share Unit Plan.

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(aa)          “Related Entity” means any corporation or other entity (including any subsidiary thereof) in or of which the Company or a Subsidiary holds a substantial economic interest, or possesses the power to direct or cause the direction of the management policies, directly or indirectly, through the ownership of voting securities, by contract, or other arrangements as trustee, executor or otherwise, but which, for purposes of the Plan, is not a Subsidiary and which the Administrator designates as a Related Entity in its sole and absolute discretion from time to time. For purposes of the Plan, any corporation or other entity in or of which the Company or a Subsidiary owns, directly or indirectly, securities or interests representing twenty percent (20%) or more of its total combined voting power of all classes of securities or interests shall be deemed a “Related Entity” unless the Administrator determines otherwise.

(bb)          “Restricted Share Units” means an Award which may be earned in whole or in part upon the passage of time or the attainment of performance criteria established by the Administrator and which may be settled for cash, Shares or other securities or a combination of cash, Shares or other securities as established by the Administrator. Restricted Share Units may or may not be granted with Dividend Equivalent Rights.

(cc)          “Share” means an Ordinary Share or an ADS, except as otherwise provided in the Plan, in particular under Section 3 of the Plan.

(dd)          “Subsidiary” means any corporation or other entity Controlled by the Company. “Control” means, with respect to any such corporation or other entity, the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such corporation or other entity whether through the ownership of the voting securities of such corporation or other entity or by contract or otherwise. Notwithstanding the foregoing, for purposes of the grant of Incentive Share Options, a Subsidiary shall mean only any corporation or other entity treated as a corporation for purposes of the Code that is part of an unbroken chain of corporations beginning with the Company and ending with the Subsidiary if, at the time of the granting of the Incentive Share Option, each of the corporations (or other entity treated as a corporation for purposes of the Code) other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. For purposes of the Plan, any “variable interest entity” that is consolidated into the consolidated financial statements of the Company under applicable accounting principles or standards as may apply to the consolidated financial statements of the Company shall be deemed a Subsidiary.

3.            Shares Subject to the Plan.

(a)            Subject to the provisions of Section 11 below, the maximum aggregate number of Shares which may be issued pursuant to all Awards is 322,458,300 Ordinary Shares or its equivalent in ADSs as determined in accordance with Section 3(b). The Shares to be issued pursuant to Awards may be authorized, but unissued Shares, treasury Shares or reacquired Shares. The maximum number of Incentive Share Options which may be granted is 322,458,300 Ordinary Shares or its equivalent in ADSs.

(b)            For purposes of calculating the number of Ordinary Shares issued under the Plan (and for purposes of calculating any limit set forth herein), the issuance of an ADS shall be deemed to be equal to a number of Ordinary Shares determined by multiplying (i) the number of ADSs issued by (ii) the ADS Multiplier. For purposes of the previous sentence, “ADS Multiplier” means the number of Ordinary Shares corresponding to one (1) ADS.

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(c)            For purposes of Section 3(a), Shares covered by an Award shall only be counted as used to the extent they are actually issued and delivered to a Grantee (or such Grantee’s permitted transferees as described in the Plan) pursuant to the Plan. In addition, if Shares are issued subject to conditions which may result in the forfeiture, cancellation or return of such Shares to the Company, any portion of the Shares forfeited, cancelled or returned shall be treated as not issued pursuant to the Plan. To the extent not prohibited by Applicable Law, Shares delivered by the Grantee or withheld by the Company upon the exercise of any Award under the Plan, in payment of the exercise price thereof or tax withholding thereon, may again be granted or awarded hereunder, subject to the limitations of Section 3(a). Notwithstanding the provisions of this Section 3(c), no Shares may again be granted or awarded if such action would cause an Incentive Share Option to fail to qualify as an incentive stock option under Section 422 of the Code.

4.            Administration of the Plan.

(a)            Plan Administrator.

(i)            Administration with Respect to Directors and Officers. With respect to grants of Awards to (x) Directors or (y) Employees who are also Officers or Directors of the Company, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board.

(ii)            Administration With Respect to Consultants and Other Employees. With respect to grants of Awards to Employees or Consultants who are neither Directors nor Officers of the Company, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board. The Board may authorize one or more Officers to grant such Awards and may limit such authority as required by Applicable Laws and as the Board determines from time to time.

(iii)            The Administrator. The Board, a Committee or an Officer or Officers acting in accordance with the preceding provisions of this Section 4(a) shall be referred to herein as the “Administrator”. The Board shall at all times retain the authority to act as the Administrator and to amend, alter, change or revoke any authority previously granted to a Committee or to an Officer or Officers to act as the Administrator.

(iv)            Administration Errors. In the event an Award is granted in a manner inconsistent with the provisions of this subsection (a), such Award shall be presumptively valid as of its grant date to the extent permitted by the Applicable Laws.

(b)            Powers of the Administrator. Subject to Applicable Laws and the provisions of the Plan (including any other powers given to the Administrator hereunder), and except as otherwise provided by the Board, the Administrator shall have the authority, in its discretion:

(i)            to select the Employees, Directors and Consultants to whom Awards may be granted from time to time hereunder;

(ii)            to determine whether and to what extent Awards are granted hereunder;

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(iii)            to determine the number of Shares or the amount of other consideration to be covered by each Award granted hereunder and the exercise price;

(iv)            to approve forms of Award Agreements for use under the Plan;

(v)            to determine the terms and conditions of any Award granted hereunder;

(vi)            to amend the terms of any outstanding Award granted under the Plan, including, but not limited to, the exercise price, grant price, or purchase price, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Administrator in its sole discretion determines; provided that any amendment that would materially adversely affect the Grantee’s rights under an outstanding Award shall not be made without the Grantee’s written consent;

(vii)            to construe and interpret the terms of the Plan and Awards, including without limitation, any notice of award or Award Agreement, granted pursuant to the Plan;

(viii)            to grant Awards to Employees, Directors and Consultants employed in different countries on such terms and conditions different from those specified in the Plan as may, in the judgment of the Administrator, be necessary or desirable to further the purpose of the Plan;

(ix)            to determine whether, to what extent, and pursuant to what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(x)            to reduce the exercise price per Share subject to an Option;

(xi)            to determine whether each Option is to be an Incentive Share Option or a Non-qualified Share Option; and

(xii)            to take such other action, not inconsistent with the terms of the Plan, as the Administrator deems appropriate.

The express grant in the Plan of any specific power to the Administrator shall not be construed as limiting any power or authority of the Administrator; provided that any Administrator that is not the Board may not exercise any right or power reserved to the Board. Any decision made, or action taken, by the Administrator or in connection with the administration of this Plan shall be final, conclusive and binding on all persons having an interest in the Plan.

(c)            Indemnification. In addition to such other rights of indemnification as they may have as members of the Board or as Officers or Employees of the Company or any other Group Member, members of the Board and any Officers or Employees of the Company or any other Group Member to whom authority to act for the Board, the Administrator or the Company is delegated shall be defended and indemnified by the Company to the extent permitted by law on an after-tax basis against all reasonable expenses, including attorneys’ fees, actually and necessarily incurred in connection with the defense of any claim, investigation, action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any Award granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by the Company) or paid by them in satisfaction of a judgment in any such claim, investigation, action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such claim, investigation, action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct; provided, however, that within thirty (30) days after the institution of such claim, investigation, action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at the Company’s expense to defend the same.

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5.            Eligibility. Subject to Section 6(b), Awards may be granted to Employees, Directors and Consultants. An Employee, Director or Consultant who has been granted an Award may, if otherwise eligible, be granted additional Awards.

6.            Options.

(a)            General. The Administrator is authorized to grant Options to Grantees on the following terms and conditions:

(i)            Exercise Price. The exercise price per Share subject to an Option shall be determined by the Administrator and set forth in the Award Agreement which may be a fixed or variable price related to the Fair Market Value of the Shares. The exercise price per Share subject to an Option may be adjusted in the absolute discretion of the Administrator, the determination of which shall be final, binding and conclusive. For the avoidance of doubt, to the extent not prohibited by Applicable Law, a re-pricing of Options mentioned in the preceding sentence shall be effective without the approval of the Company’s shareholders or the approval of the Grantees. Notwithstanding the foregoing, the following rules shall apply: (1) the exercise price per Share for an Option granted to a Grantee who is subject to taxation under the Code shall not be less than 100% of the Fair Market Value of a Share on the date of grant of such Option, (2) the exercise price per Share for an Option granted to a Grantee that is designated as an Incentive Share Option shall comply with the provisions of Section 6(b)(iii) below, and (3) the exercise price per Share subject to an Option under an Award Agreement shall not be increased without the approval of the relevant Grantees.

(ii)            Time and Conditions of Exercise. The Administrator shall determine the time or times at which an Option may be exercised in whole or in part, including exercise prior to vesting; provided that the term of any Option granted under the Plan shall not exceed ten years. The Administrator shall also determine any conditions, if any, that must be satisfied before all or part of an Option may be exercised, including setting any performance objectives or other vesting criteria.

(iii)            Payment. The Administrator shall determine the methods by which the exercise price of an Option may be paid, the form of payment, including, without limitation (1) cash or check denominated in U.S. Dollars, (2) cash or check in Chinese Renminbi, (3) cash or check denominated in any other local currency as approved by the Administrator, (4) Shares held for such period of time as may be required by the Administrator in order to avoid adverse financial accounting consequences and having a Fair Market Value on the date of delivery equal to the aggregate exercise price of the Option or exercised portion thereof, (5) the delivery of a notice that the Grantee has placed a market sell order with a broker with respect to Shares then issuable upon exercise of the Option, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the Option exercise price; provided that payment of such proceeds is then made to the Company upon settlement of such sale, and the methods by which Shares shall be delivered or deemed to be delivered to Grantees, (6) the withholding of Shares otherwise issuable under an Award having a Fair Market Value equal to the Taxes being withheld by the Company, (7) other property acceptable to the Administrator with a Fair Market Value equal to the exercise price, or (8) any combination of the foregoing. Notwithstanding any other provision of the Plan to the contrary, no Grantee who is a member of the Board or an “executive officer” of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to pay the exercise price of an Option in any method which would violate Section 13(k) of the Exchange Act.

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(iv)            Type of Option. All Options shall be separately designated as Incentive Share Options or Non-qualified Share Options at the time of grant. Notwithstanding the foregoing, the Company shall have no liability to any Grantee or any other person if an Option designated as an Incentive Share Option fails to qualify as such at any time or if an Option is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A of the Code and the terms of such Option do not satisfy the requirements of Section 409A of the Code. To the extent that all or a portion of an Option is designated as an Incentive Share Option but fails to satisfy all of the applicable requirements to be treated as an Incentive Share Option, it shall be treated as a Non-qualified Share Option.

(v)            Evidence of Grant. All Options shall be evidenced by an Award Agreement between the Company and the Grantee. The Award Agreement shall include such additional provisions as may be specified by the Administrator.

(b)            Incentive Share Options. Incentive Share Options shall be granted only to Employees of the Company or a Subsidiary of the Company. The terms of any Incentive Share Options granted pursuant to the Plan, in addition to the requirements of Section 6(a), must comply with the following additional provisions of this Section 6(b):

(i)            Expiration of Option. An Incentive Share Option may not be exercised to any extent by anyone after the first to occur of the following events, provided that an earlier time may be set forth in the Award Agreement:

a.	Ten years from the date it is granted, provided, however, that in the case of an Incentive Share Option granted to a Grantee who, at the time the Option is granted, owns Shares possessing more than ten percent of the total combined voting power of all classes of shares of the Company or any Parent or Subsidiary of the Company within the meaning of Section 422(b)(6) of the Code and the regulations promulgated thereunder, the term of the Incentive Share Option shall be five years from the date of grant thereof or such shorter term as set forth in the Award Agreement;

b.	Three months after the Grantee’s termination of employment as an Employee; and

c.	One year after the date of the Grantee’s termination of employment or service on account of Disability or death. Upon the Grantee’s Disability or death, any Incentive Share Options exercisable at the Grantee’s Disability or death may be exercised by the Grantee’s legal representative or representatives, by the person or persons entitled to do so pursuant to the Grantee’s last will and testament, or, if the Grantee fails to make testamentary disposition of such Incentive Share Option or dies intestate, by the person or persons entitled to receive the Incentive Share Option pursuant to the applicable laws of descent and distribution.

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(ii)            Individual Dollar Limitation. The aggregate Fair Market Value (determined as of the time the Option is granted) of all Shares with respect to which Incentive Share Options are first exercisable by a Grantee in any calendar year may not exceed US$100,000 or such other limitation as imposed by Section 422(d) of the Code, or any successor provision. To the extent that Incentive Share Options are first exercisable by a Grantee in excess of such limitation, the excess shall be considered Non-Qualified Share Options. For purposes of applying this rule, options shall be taken into account in the order in which they are granted.

(iii)            Exercise Price. The exercise price of an Incentive Share Option shall be equal to the Fair Market Value on the date of grant. However, the exercise price of any Incentive Share Option granted to any individual who, at the date of grant, owns Shares possessing more than ten percent of the total combined voting power of all classes of shares of the Company or any Parent or Subsidiary of the Company may not be less than 110% of Fair Market Value on the date of grant.

(iv)            Transfer Restriction; Notification. An Incentive Share Option shall not be transferable except by will or by the laws of descent and distribution. The Grantee shall give the Company prompt notice of any disposition of Shares acquired by exercise of an Incentive Share Option within (1) two years from the date of grant of such Incentive Share Option or (2) one year after the transfer of such Shares to the Grantee.

(v)            Right to Exercise. During a Grantee’s lifetime, an Incentive Share Option may be exercised only by the Grantee.

(vi)            Shareholder Approval. The Company’s shareholders must have approved the Plan within one (1) year following the Effective Date in order for the Incentive Share Options to be granted.

(vii)            Time Limit for Grants. No grant of Incentive Share Options may be made at or after the 10th anniversary of the Effective Date.

7.            Restricted Share Units.

(a)            Grant of Restricted Share Units. The Administrator, at any time and from time to time, may grant Restricted Share Units to Grantees as the Administrator, in its sole discretion, shall determine. The Administrator, in its sole discretion, shall determine the number of Restricted Share Units to be granted to each Grantee.

(b)            Restricted Share Units Award Agreement. Each Award of Restricted Share Units shall be evidenced by an Award Agreement that shall specify any vesting conditions, the number of Restricted Share Units granted, and such other terms and conditions as the Administrator, in its sole discretion, shall determine.

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(c)            Form and Timing of Payment of Restricted Share Units. At the time of grant, the Administrator shall specify the date or dates on which the Restricted Share Units shall become fully vested and nonforfeitable. Upon vesting, the Administrator, in its sole discretion, may pay Restricted Share Units in the form of cash, in Shares or in a combination thereof.

(d)            Forfeiture/Repurchase. Except as otherwise determined by the Administrator at the time of the grant of the Award or thereafter, upon termination of employment or service during the applicable restriction period, Restricted Share Units that are at that time unvested shall be forfeited or repurchased in accordance with the Award Agreement; provided, however, the Administrator may (a) provide in any Restricted Share Unit Award Agreement that restrictions or forfeiture and repurchase conditions relating to Restricted Share Units will be waived in whole or in part in the event of terminations resulting from specified causes, and (b) in other cases waive in whole or in part restrictions or forfeiture and repurchase conditions relating to Restricted Share Units.

8.	Terms and Conditions of Awards.

(a)            Conditions of Award. Subject to the terms of the Plan, the Administrator shall determine the provisions, terms, and conditions of each Award including, but not limited to, the Award vesting schedule, forfeiture provisions, form of payment (cash, Shares, or other consideration) upon settlement of the Award, payment contingencies, and satisfaction of any performance criteria. The performance criteria established by the Administrator may be based on any one of, or combination of, the following: (i) increase in share price, (ii) earnings per share, (iii) total shareholder return, (iv) operating margin, (v) gross margin, (vi) return on equity, (vii) return on assets, (viii) return on investment, (ix) operating income, (x) net operating income, (xi) pre-tax profit, (xii) cash flow, (xiii) revenue, (xiv) expenses, (xv) earnings before interest, taxes and depreciation, (xvi) economic value added, (xvii) market share, or (xviii) such other performance criteria determined by the Administrator. The performance criteria may be applicable to the Company, any other Group Member and/or any individual business units of the Company or any other Group Member. Partial achievement of the specified criteria may result in a payment or vesting corresponding to the degree of achievement as specified in the Award Agreement. In addition, the performance criteria shall be calculated in accordance with generally accepted accounting principles, but excluding the effect (whether positive or negative) of any change in accounting standards and any extraordinary, unusual or nonrecurring item, as determined by the Administrator, occurring after the establishment of the performance criteria applicable to the Award.

(b)            Acquisitions and Other Transactions. The Administrator may issue Awards under the Plan in settlement, assumption or substitution for, outstanding awards or obligations to grant future awards in connection with any Group Member acquiring another entity, an interest in another entity or an additional interest in a Related Entity whether by merger, stock purchase, asset purchase or other form of transaction (“Substitute Awards”). Substitute Awards shall not be charged against the limitation provided for in Section 3(a).

(c)            Deferral of Award Payment. Subject to the terms of the Plan, the Administrator may establish one or more programs under the Plan to permit selected Grantees the opportunity to elect to defer receipt of consideration upon satisfaction of performance criteria or other event that absent the election would entitle the Grantee to payment or receipt of Shares or other consideration under an Award. The Administrator may establish the election procedures, the timing of such elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, Shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Administrator deems advisable for the administration of any such deferral program.

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(d)            Separate Programs. Subject to the terms of the Plan, the Administrator may establish one or more separate programs under the Plan for the purpose of issuing Awards to one or more classes of Grantees on such terms and conditions as determined by the Administrator from time to time.

(e)            Deferral. If the vesting or receipt of Shares under an Award is deferred to a later date, any amount (whether denominated in Shares or cash) paid in addition to the original number of Shares subject to such Award will not be treated as an increase in the number of Shares subject to the Award if the additional amount is based either on a reasonable rate of interest or on one or more predetermined actual investments such that the amount payable by the Company at the later date will be based on the actual rate of return of a specific investment (including any decrease as well as any increase in the value of an investment).

(f)            Transferability of Awards. Awards shall be transferable (i) by will and by the laws of descent and distribution and (ii) during the lifetime of the Grantee, to the extent and in the manner authorized by the Administrator and subject to the terms of the Plan. Notwithstanding the foregoing, the Grantee may designate one or more beneficiaries of the Grantee’s Award in the event of the Grantee’s death on a beneficiary designation form provided by the Administrator, and such beneficiary or beneficiaries, in the event of the death of the Grantee, shall thereafter be entitled to exercise any Option granted to such Grantee.

(g)            Time of Granting Awards. The date of grant of an Award shall for all purposes be the date on which the Administrator makes the determination to grant such Award, or such other later date as is determined by the Administrator.

(h)            Paperless Administration. Subject to Applicable Laws, the Administrator may make Awards, provide applicable disclosure and procedures for exercise of Awards by an internet website or interactive voice response system for the paperless administration of Awards.

(i)            Foreign Currency. A Grantee may be required to provide evidence that any currency used to pay the exercise price of any Award was acquired and taken out of the jurisdiction in which the Grantee resides in accordance with Applicable Laws, including foreign exchange control laws and regulations. In the event the exercise price for an Award is paid in Chinese Renminbi or other foreign currency, as permitted by the Administrator, the amount payable will be determined by conversion from U.S. dollars at the official rate promulgated by the People’s Bank of China for Chinese Renminbi, or for jurisdictions other than the PRC, the exchange rate as selected by the Administrator on the date of exercise.

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9.            Taxes. The Company shall have the power and the right to deduct from any amount otherwise due to the Grantee, or withhold, or require a Grantee to remit to the Company, an amount sufficient to satisfy federal, state, provincial and local income, employment or other related taxes, in any jurisdiction, required by Applicable Law to be withheld with respect to any taxable event arising as a result of this Plan and any Award. With respect to withholding required in connection with any Award, the Company may require, or the Administrator may permit a Grantee to elect, that the withholding requirement be satisfied, in whole or in part, by having the Company withhold from Shares to be issued pursuant to such Award a number of Shares having an aggregate Fair Market Value on the date of withholding that would satisfy the withholding amount due; provided, however, that the amount withheld does not exceed the maximum statutory tax rates in such Grantee’s applicable jurisdiction for federal, state, provincial or local, employment or other related tax purposes that are applicable to such taxable income. Any election by a Grantee shall be irrevocable, made in writing, and shall be subject to any restrictions or limitations that the Administrator, in its sole discretion, deems appropriate. For purposes of Share withholding, the Fair Market Value of the withheld Shares shall be determined consistent with the applicable provisions of the applicable tax requirements, including without limitation the Code (as applicable), together with the regulations and official guidance promulgated thereunder.

10.            Conditions Upon Issuance of Shares. If at any time the Administrator determines that the delivery of Shares pursuant to the exercise, vesting or any other provision of an Award is or may be unlawful under Applicable Laws, the exercise, vesting or right to otherwise receive Shares pursuant to the terms of an Award shall be suspended until the Administrator determines that such delivery is lawful and shall be further subject to the approval of counsel for the Company with respect to such compliance. The Company shall have no obligation to effect any registration or qualification of the Shares under any Applicable Laws.

11.            Adjustments Upon Changes in Capitalization. Subject to any required action by the shareholders of the Company and Section 12 hereof, the number of Shares covered by each outstanding Award, the exercise price of each Award, and the number of Shares which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan, as well as any other terms that the Administrator determines require adjustment shall be proportionately adjusted for (i) any increase or decrease in the number of issued Shares resulting from a share split, reverse share split, share dividend, combination or reclassification of the Shares, or similar transaction affecting the Shares, (ii) any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company, or (iii) any other transaction with respect to Shares including a corporate merger, consolidation, acquisition of property or shares, separation (including a spin-off or other distribution of shares or property), reorganization, liquidation (whether partial or complete) or any similar transaction; provided, however that conversion of any convertible securities of the Company shall not be deemed to have been “effected without receipt of consideration.” In the event of any distribution of cash or other assets to shareholders other than a normal cash dividend, the Administrator shall also make such adjustments as provided in this Section 11 or substitute, exchange or grant Awards to effect such adjustments (collectively “adjustments”). Any such adjustments to outstanding Awards will be effected in a manner that precludes the enlargement of rights and benefits under such Awards. In connection with the foregoing adjustments, the Administrator may, in its discretion, prohibit the issuance of Shares, cash or other consideration pursuant to Awards during certain periods of time. Except as the Administrator determines, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the number or price of Shares subject to an Award. In the case of adjustments made pursuant to this Section 11, unless the Administrator specifically determines that such adjustment is in the best interests of the Company or its Subsidiaries, the Administrator shall, in the case of Incentive Share Options, ensure that any adjustments under this Section 11 will not constitute a modification, extension or renewal of the Incentive Share Options within the meaning of Section 424(h)(3) of the Code and in the case of Non-qualified Share Options, ensure that any adjustments under this Section 11 will not constitute a modification of such Non-qualified Share Options within the meaning of Section 409A of the Code.

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12.            Corporate Transaction. Except as may otherwise be provided in any Award Agreement or any other written agreement entered into by and between the Company and a Grantee, if a Corporate Transaction occurs, the Company as determined in the sole discretion of the Administrator and without the consent of the Grantee may take one or more of the following actions, including but not limited to with respect to a single Award:

(a)            accelerate the vesting, in whole or in part, of any Award;

(b)            purchase any Award for an amount of cash or Shares equal to the value that could have been attained upon the realization of the Grantee’s rights had such Award been currently fully vested (and, for the avoidance of doubt, if as of such date the Administrator determines in good faith that no amount would have been attained upon the realization of the Grantee’s rights, then such Award may be terminated by the Company without payment); or

(c)            provide for the assumption, conversion or replacement of any Award by the successor corporation or a parent or subsidiary of the successor corporation with other rights (including cash) or property selected by the Administrator in its sole discretion or the assumption or substitution of such Award by the successor or surviving corporation, or a parent or subsidiary thereof, with such appropriate adjustments as to the number and kind of Shares and exercise price as the Administrator deems, in its sole discretion, reasonable, equitable and appropriate. In the event the successor corporation refuses to assume, convert or replace outstanding Awards, the Awards shall fully vest and the Grantee shall have the right to receive payment as to all of the Shares subject to the Award.

13.            Effective Date and Term of Plan. The Plan shall become effective upon the Effective Date. It shall continue in effect for a term of ten (10) years unless sooner terminated. Subject to Applicable Laws, Awards may be granted under the Plan upon its becoming effective.

14.            Amendment, Suspension or Termination of the Plan.

(a)            The Board may at any time amend, suspend or terminate the Plan; provided, however, that no such amendment shall be made without the approval of the Company’s shareholders to the extent such approval is required by Applicable Laws. In addition, in order to assure the viability of Awards granted to Grantees employed in various jurisdictions, the Administrator may, in its sole discretion, provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy or custom applicable in the jurisdiction in which the Grantee resides or is employed. Moreover, the Administrator may approve such supplements to, amendments, restatements, or alternative versions of the Plan as it may consider necessary or appropriate for such purposes without thereby affecting the terms of the Plan as in effect for any other purpose. Notwithstanding the foregoing, the Administrator may not take any actions hereunder, and no Awards shall be granted that would violate any Applicable Laws.

(b)            No Award may be granted during any suspension of the Plan or after termination of the Plan.

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(c)            No suspension or termination of the Plan (including termination of the Plan under Section 12 above) shall adversely affect any rights under Awards already granted to a Grantee.

15.            Reservation of Shares.

(a)            The Company, during the term of the Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

(b)            The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

16.            No Effect on Terms of Employment/Consulting Relationship. The Plan shall not confer upon any Grantee any right with respect to the Grantee’s Continuous Service, nor shall it interfere in any way with his or her right or the right of a Group member to terminate the Grantee’s Continuous Service at any time, with or without cause, and with or without notice.

17.            No Effect on Retirement and Other Benefit Plans. Except as specifically provided in a retirement or other benefit plan of the Company or any other Group Member, Awards shall not be deemed compensation for purposes of computing benefits or contributions under any retirement plan of the Company or any other Group Member, and shall not affect any benefits under any other benefit plan of any kind or any benefit plan subsequently instituted under which the availability or amount of benefits is related to level of compensation. The Plan is not a “Pension Plan” or “Welfare Plan” under the U.S. Employee Retirement Income Security Act of 1974, as amended.

18.            Unfunded Obligation. Grantees shall have the status of general unsecured creditors of the Company. Any amounts payable to Grantees pursuant to the Plan shall be unfunded and unsecured obligations for all purposes, including, without limitation, Title I of the Employee Retirement Income Security Act of 1974, as amended. Neither the Company nor any other Group Member shall be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations. The Company shall retain at all times beneficial ownership of any investments, including trust investments, which the Company may make to fulfill its payment obligations hereunder. Any investments or the creation or maintenance of any trust or any Grantee account shall not create or constitute a trust or fiduciary relationship between the Administrator, the Company or any other Group Member and a Grantee, or otherwise create any vested or beneficial interest in any Grantee or the Grantee’s creditors in any assets of the Company or any other Group Member. The Grantees shall have no claim against the Company or any other Group Member for any changes in the value of any assets that may be invested or reinvested by a Group Member with respect to the Plan.

19.            Construction. Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term “or” is not intended to be exclusive, unless the context clearly requires otherwise.

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20.            Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board, the submission of the Plan to the shareholders of the Company for approval, nor any provision of the Plan will be construed as creating any limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of Awards otherwise than under the Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

21.            Code Section 409A Compliance. To the extent applicable, it is intended that the Plan and any grants hereunder comply with the requirements of Section 409A of the Code. Any provision that would cause the Plan or any awards granted hereunder to fail to satisfy Section 409A of the Code shall have no force or effect until amended to comply with Section 409A, which amendment may be retroactive to the extent permitted by Section 409A.

22.            Successors. Except as otherwise provided, any awards under the Plan shall be binding and inure to the benefit of and be enforceable by the Company and its assigns and successors in interest.

23.            Severability. The provisions of the Plan and any Award Agreement shall be deemed severable. The invalidity or unenforceability of any provision of the Plan or an Award Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of the Plan or Award Agreement, as applicable, in such jurisdiction or the validity, legality or enforceability of any provision of the Plan or Award Agreement, as applicable, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by Applicable Law.

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